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2006 NOV 22 A 9:28

Deutsche Lufthansa Aktiengesellschaft
Flughafen-Bereich West, 60546 Frankfurt/Main

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Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
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U.S.A.

FRA IR, nr
14 November 2006

06018647

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Deutsche Lufthansa Aktiengesellschaft
Investor Relations

Frank Hülsmann
Senior Vice President

Enclosures

PROCESSED
NOV 24 2006
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FINANCIAL

11/22

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2005 NOV 22 A 3:43

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Lufthansa Investor Relations

Monthly Report 10/2006

- Investor Info
- Traffic Figures

Investor Info

Capacity utilisation in October 2006 compared with previous year


80
75
70
65
60
55
50
%
74.0
75.6
67.0
66.9
71.1
71.4
2005
2006
Passenger LF
Cargo LF
Group LF

Nearly five million passengers in October
In October 2006 the Lufthansa Passenger Airlines carried nearly five million passengers or 6.6 per cent more than in the previous year. The 1.3 per cent increase in available capacity was taken up entirely by the market, with sales higher by 3.5 per cent. The passenger load factor rose accordingly - by 1.6 percentage points to 75.6 per cent.

This pleasing development was driven by the Europe and Asia/Pacific traffic regions in particular. In Europe, capacity utilisation improved by 2.8 percentage points, with passenger numbers up by 7.8 and sales up by 10.6 per cent in particular due to the successful expansion of the BetterFly program. To and from the Asia/Pacific region 7.9 per cent more passengers flew with Lufthansa. With a capacity increase of 3.4 per cent the passenger load factor improved by 2.1 percentage points to 83 per cent.

In the Americas traffic region seat kilometres offered were as in the past months down again, by 3.2 percent. Sales dropped slightly by 2 per cent, while capacity utilisation advanced to 78.6 per cent. At the same time the passenger mix showed a further year-on-year improvement. In the Middle East/Africa region there was a slight decline (-0.8 per cent) due to the political crisis. The number of passenger fell by 2.6 per cent and the seat load factor dropped by 0.8 percentage points.

Lufthansa Cargo carried 153,000 tonnes of freight and mail in October, a 2.3 per cent decline. Especially in the Americas traffic region the volume declined significantly resulting from the end of the cooperation with US Airways. At the same time, however, the cargo load factor rose by 2.2 percentage points to 71.1 per cent. A pleasing development was the 5.1 per cent climb in freight and mail carried in the Asia/Pacific traffic region. Freight capacity rose by 7.5 per cent along with an increase in passenger capacity but was not taken up entirely. The total cargo load factor decreased by 0.1 percentage points to 66.9 per cent.

The Group's overall load factor stood at 71.4 per cent, gaining 0.3 percentage points.

Rating outlook improved
After Lufthansa's publication of its 3rd Interim Report Standard & Poor's changed the outlook for the credit rating to from "negative" to "stable" and the short term rating to A-2. This improvement reflects the analysts' view of the positive operational performance, a healthy liquidity as well as the successful

restructuring of the Catering business and integration of SWISS.

Lufthansa network with new destinations
The flight program from Hamburg is further growing with the winter timetable offering new non-stop flights to Moscow, London City, Geneva and as of December Innsbruck, Mallorca and Valencia. With the beginning of the summer timetable 2007, Lufthansa will become the first European airline to offer a connection from Munich via Seoul to Busan, South Korea's most important airport.

Internet Relaunch www.lufthansa.com
The redesigned Lufthansa website with enhanced functionalities is up and running. The internet site is now even more user-friendly and informative, reservations functionality even simpler and faster.

Wolfgang Mayrhuber named Entrepreneur of the Year 2006
The Association of German Magazine Publishers (VDZ) has awarded Wolfgang Mayrhuber its Golden Victoria, a prize given to entrepreneurs whose commitment has been of special benefit to the German economy. According to the jury, Lufthansa had demonstrated in exemplary fashion that profit maximisation, employment growth, innovation and management, both sustainable and ethical.

Ground breaking ceremony for state-of-the-art animal station at Frankfurt
Representatives of Lufthansa Cargo, Fraport AG, investors Rheinische Grundbesitz & Beteiligungs AG, and the Hessian Ministry of Environment took part in a symbolic groundbreaking ceremony that heralded the commencement of construction of a new animal station at Frankfurt Airport. The building - exclusively run by Lufthansa Cargo - will have an approximately 3,750 square meter gross floor area facility and is scheduled for completion in early 2008.

Thomas Cook with new sales structures
As a part of its new sales strategy Thomas Cook has adjusted the sales structure. For the future there will be a clear organisational separation of own travel agencies and secondary distribution. The own agencies will be expanded consequentially over the next three years to 1.900 travel sales points.

The **next Investor Info** with the traffic figures for November will be published on 11 December 2006.

top

Traffic Figures

Lufthansa Passenger Airlines*	October 2006	Yoy %	Cumulative	Yoy %
Passengers in 1,000	4,936	+ 6.6	45,154	+ 3.9
Available seat-kilometres (mio)	13,060	+ 1.3	123,542	+ 1.2
Revenue pax-kilometres (mio)	9,870	+ 3.5	93,211	+ 1.0
Passenger load factor (%)	75.6	+ 1.6P.	75.4	- 0.2P.
Number of Flights	55,951	+ 2.4	536,158	+ 2.3
Lufthansa Cargo AG	**October 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Cargo/mail in 1,000 tonnes	153	- 2.3	1,454	+ 1.3
Available Cargo tonne-km (mio)	1,061	- 0.2	9,973	- 1.1
Revenue Cargo tonne-km (mio)	709	- 0.4	6,675	- 2.9
Cargo load-factor (%)	66.9	- 0.1P.	66.9	+ 2.6P.
Number of Flights	1,925	- 23.8	19,862	- 20.1
Lufthansa Group	**October 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Available tonne-kilometres (mio)	2,387	+ 1.5	22,353	+ 0.2

Revenue tonne-kilometres (mio)	1,703	+ 1.8	16,063	+ 1.8
Overall load factor (%)	71.4	+ 0.3P.	71.9	+ 1.2P.
Number of Flights	57,876	+ 1.3	556,020	+ 1.3

Traffic regions

Europe (incl. Germany)	**October 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	3,887	+ 7.8	35,125	+ 5.0
Available seat-kilometers (mio)	4,050	+ 6.0	37,869	+ 6.0
Revenue pax-kilometers (mio)	2,750	+ 10.6	25,066	+ 7.6
Passenger load-factor (%)	67.9	+ 2.8P.	66.2	+ 1.0P.
Cargo/mail in 1,000 tonnes	63	- 1.5	603	+ 0.1
Available Cargo tonne-km (mio)	118	+ 0.9	1,019	- 2.9
Revenue Cargo tonne-km (mio)	46	- 6.8	435	- 0.8
Cargo load-factor (%)	39.1	- 3.3P.	42.6	+ 0.9P.

America (North and South)	**October 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	542	+ 0.4	5,097	- 2.2
Available seat-kilometers (mio)	4,745	- 3.2	44,226	- 3.8
Revenue pax-kilometers (mio)	3,728	- 2.0	35,674	- 4.3
Passenger load-factor (%)	78.6	+ 1.0P.	80.7	- 0.4P.
Cargo/mail in 1,000 tonnes	42	- 10.4	381	- 4.1
Available Cargo tonne-km (mio)	393	- 7.6	3,627	- 7.5
Revenue Cargo tonne-km (mio)	279	- 4.6	2,530	- 1.4
Cargo load-factor (%)	71.1	+ 2.2P.	69.8	+ 4.4P.

Asia/Pacific	**October 2006**	**Yoy %**	**Cumulative**	**Yoy %**
Passengers in 1,000	360	+ 7.9	3,360	+ 5.6
Available seat-kilometers (mio)	3,327	+ 3.4	32,038	+ 3.4
Revenue pax-kilometers (mio)	2,760	+ 6.0	25,826	+ 4.2
Passenger load-factor (%)	83.0	+ 2.1P.	80.6	+ 0.6P.
Cargo/mail in 1,000 tonnes	39	+ 5.1	380	+ 9.4
Available Cargo tonne-km (mio)	470	+ 7.5	4,518	+ 5.0
Revenue Cargo tonne-km (mio)	335	+ 4.3	3,231	+ 7.2
Cargo load-factor (%)	71.1	- 2.2P.	71.5	+ 1.5P.

Middle East and Africa	**October 2006**	**Yoy %**	**Cumulative**	**Yoy %**

Passengers in 1,000	145	- 2.6	1,538	- 3.4
Available seat-kilometers (mio)	934	- 0.8	9,329	- 0.0
Revenue pax-kilometers (mio)	630	- 1.9	6,595	- 3.5
Passenger load-factor (%)	67.4	- 0.8P.	70.7	- 2.6P.
Cargo/mail in 1,000 tonnes	9	+ 3.4	89	+ 1.3
Available Cargo tonne-km (mio)	80	- 5.0	808	- 0.1
Revenue Cargo tonne-km (mio)	49	- 0.2	479	+ 2.9
Cargo load-factor (%)	62.0	+ 3.0P.	59.3	+ 1.8P.

* Deutsche Lufthansa AG + Lufthansa Regional

Deutsche Lufthansa AG - Investor Relations
Tel. +49 69 696-90997, Fax -90990
E-Mail: **investor.relations@dlh.de**
Internet: **www.lufthansa-financials.com**

9 November 2006

Last modified: Nov 9, 2006

Lufthansa Investor Relations

RECEIVED
2006 NOV 22 A 8:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Current ratings

Lufthansa is currently one of only three airlines worldwide to merit an "Investment Grade" rating from the rating agencies Moody's and Standard & Poor's. This allows the company to address a host of further investors via the capital markets.

Rating Moody's		Rating Standard & Poors	
Outlook	stable	Outlook	stable
Issue rating	Baa3	Rating	BBB
Short-term	P-3	Short-term	A-2

As of October 2006

With these credit ratings, Lufthansa is the best graded European airline and one of three carriers worldwide with an investment grade rating.

Moody's

Moody's attributes Lufthansa's rating to its leading position in the industry, its membership in the Star Alliance and dominant position at its hubs. Its financial strength derives largely from good liquidity and financial flexibility resulting from a high percentage of unencumbered aircraft, says the agency. The rating is constrained by intense competition in the airline industry, the soaring cost of fuel and the Group's ongoing restructuring of its catering business. Moody's acknowledges Lufthansa's strategic gains from the acquisition of SWISS but also notes the risks involved in the integration of the Swiss carrier and expects pressure on Lufthansa's credit metrics from the weaker credit profile of SWISS. Hence, Lufthansa's takeover bid in March 2005 triggered a rating downgrade to Baa3.

The "stable" outlook reflects the analysts' expectations that Lufthansa will realise synergy effects from the acquisition of SWISS and improve its financial indicators in the medium term. Depending on the level, this could also lead to an improved rating. On the other hand, external shocks, a material worsening of the operating environment or lack of success in the Group's restructuring measures could bring pressure to bear on the current rating. Moody's analysis of Lufthansa was published in September 2005, in April 2006 it was again confirmed by the Credit Opinion publication.

Download-Service

- **Credit Opinion Moody's April 2006**
- **Analysis Moody's September 2005**

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Standard & Poor's

Standard & Poor's analysis of Mai 2006 highlights Lufthansa's predominant market positions at their hubs in Frankfurt and Munich as well as its strong position in it premium business and long-haul routes. The analysis points to further positive factors as to its strong liquidity and steady Cashflow. Lufthansa's ratings are constrained by the challenging operating environment epecially within Europe.

After Lufthansa's publication of its 3rd Interim Report Standard & Poor's changed the outlook to "stable". This improvement reflects the analysts' view of the positive operational performance, a healthy liquidity as well as the successful restructuring of the Catering business and integration of SWISS.

Excerpt of the third Interim Report Lufthansa is well on course. In the first nine months we took revenue to a record EUR 15bn while keeping costs within reasonable limits despite high fuel prices. The Group's operating result increased 46.7 per cent to EUR 691m Rising average yields and an ongoing upswing in demand made a significant contribution toward this most gratifying development. In particular, our core business segment Passenger Transportation made a major contribution to this improved result

Lufthansa Group overview*		January – Sept. 2006	January – Sept. 2005	Change in %
Revenue	€m	**14,980**	13,265	**12.9**
of which traffic revenue	€m	11,599	10,248	13.2
EBITDA	€m	1,754	1,981	– 11.5
Operating result	€m	**691**	471	**46.7**
Net profit/loss for the period	€m	**414**	416	**– 0.5**
Capital expenditure	€m	1,313	1,047	25.4
Cash flow from operating activities	€m	1,381	1,292	6.9
Total assets as at 30 September	€m	19,517	19,725	– 1.1
Net-indebtedness**	€m	– 154	– 562	–
Employees as at 30 September	number	93,923	91,433	2.7
Earnings per share	€	0.90	0.91	– 1.1

* Previous year's figures only partly comparable due to changes in the group of consolidated companies.
** From the first quarter 2006, long-term securities serving as liquidity reserves and cashable at short notice have been included in calculation of net debt The previous year's figures have been adjusted accordingly.

Revenue The favourable trend in recent months continued in the third quarter Due to demand-driven capacity management, traffic revenues grew strongly by 13.2 per cent in the first nine months of the year to EUR 11 6bn. A positive influence was also exerted by the increase in average yields. They improved by 9.0 per cent at Lufthansa Passenger Airlines and by 3.3 per cent at Lufthansa Cargo. Other revenues rose by 12 1 per cent to EUR 3.4bn The MRO segment accounted for EUR 1 5bn (+ 17.3 per cent) and the Catering segment for a further EUR 1.3bn (+ 6.6 per cent) of this increase. Overall, revenues enhanced by 12.9 per cent to EUR 15bn.

Along with the EUR 385m effect of changes in the group of consolidated companies and EUR 96m in currency effects, strong volume and price growth totalling EUR 1.2bn compared with the previous year were largely responsible for this increase in revenue.

Other operating income fell by 16.7 per cent to EUR 887m. The previous year's figures included book gains from equity asset disposals totalling EUR 287m. Total operating income elevated by 10.7 per cent to EUR 15.9bn.

Expenses Operating expenses rose in the first nine months to EUR 15 2bn (previous year: EUR 13.8bn). Along with effects of changes in the group of consolidated companies (+ 2.5 per cent), fuel costs, up by 39 1 per cent to EUR 2.6bn, were the main cost driver. Higher volumes (+ 2.5 per cent), higher prices (+ 30.9 per cent after hedging) and exchange rate changes (5.7 per cent) added up to EUR 719m in additional expenditure. Without the successful fuel price hedging the fuel bill would have been EUR 144m higher. Fees and charges elevated by 12.4 per cent to EUR 2 1bn, due inter alia to changes in the group of consolidated companies and to higher traffic volume The overall cost of materials and services soared by 18 4 per cent from EUR 6.5bn to EUR 7.8bn.

Staff costs increased only moderately, by 4 9 per cent, to EUR 3.7bn (previous year: EUR 3.5bn) despite expansion of production Wages and salaries rose by 1 2 per cent as a result of wage agreements and the one-off compensation payments to staff in USA at LSG Sky Chefs in March 2006, with a further 2.6 per cent increase due to changes in the group of consolidated companies Provisions for retirement benefits obligations climbed by 30.4 per cent to EUR 249m

On 30 September 2006 the Group's workforce totalled 93,923 employees, or 2.7 per cent more than a year earlier Adjusted for changes in the group of consolidated companies, staff numbers would have been 0.7 per cent higher than the year before. Measured by revenue the productivity of our employees improved by 10.29 per cent to EUR 160,762.

Result Profit from operating activities in the first nine months was EUR 793m, up 36.5 per cent on the year The financial result dropped to EUR –25m against EUR + 163m the previous year. The previous year's result included, as a result of the first-time at equity valuation of SWISS, EUR 279m in one-off proceeds from the badwill recognition The marked improvement in operating result is also reflected in profit before taxes, stated as being up 3.2 per cent to EUR 768m.

Net result for the period at EUR 414m was on a par with the previous year's EUR 416m. Earnings per share, diluted and undiluted were EUR 0.90.

Outlook Economic experts expect the upswing of the world economy to continue in 2006 and, probably at a slower pace, in 2007 For the full year 2006 a GDP growth of 3 7 per cent is anticipated for the world economy. A higher rate of economic growth than last year is also forecast for the Euro area and for Germany. The volatile and at times very high price of oil is, however, a countervailing burden. We will therefore pursue systematically our programmes to enhance productivity and profitability For the full year 2006 we expect an operating result of approx. EUR 750m

You will find the complete 3rd Interim Report on our website www.lufthansa-financials.com or you order the printed version via our internet order service. Email: cgnirsek@dlh.de, Hotline. +49 (0) 69 696-28 00 8 or by Fax: +49 (0) 69 696-90 99 0.

Assets and financial position The total Group assets at the end of the third quarter 2006 was EUR 19 5bn, or EUR 245m higher than the figure at year-end of 2005. On the assets side non-current assets were up by EUR 527m to EUR 12 8bn. This increase was due almost entirely to investment in financial assets. In current assets, in contrast, cash and cash equivalents, including short-term securities, were down by EUR 925m whereas current liabilities, seasonally adjusted and adjusted for settlement of accounts, were up by EUR 723m on the end of 2005 Non-current assets thereby increased to 65.8 per cent from 63 9 per cent at the end of 2005

Shareholders' equity, including minority interests, increased by EUR 130m on the end of 2005 and now totals nearly EUR 4 7bn This increase is due mainly to the good result, which more than offset not only the EUR 229m in dividends paid out in May for the financial year 2005 but also the retirement of the premium from the issue of conversion options as part of the 2002/2012 convertible bond. EUR 102m in pro-rata premium had to be booked out because corresponding conversion options were bought back in January 2006 in the course of the bond redemption Minority interests rose by EUR 59m, due almost entirely to the pro rata at equity valuation of SWISS minority earnings.

The equity ratio was 23 8 per cent compared with 23.5 per cent at the end of financial year 2005

On 30 September 2006 net assets, including EUR 500m in long-term liquidity reserves, totalled EUR 154m and were back to the 2005 year-end level (EUR 143m). Gearing, including pension provisions, was 82.2 per cent (31 December 2005: 85.8 per cent)

Cash flow and capital expenditure In the first nine months of the financial year 2006 the Lufthansa Group's operating cash flow was EUR 1,381m (previous year EUR 1,292m). Gross capital expenditure totalled EUR 1,313m, of which EUR 590m were mainly for final payments for two Airbus A340s, two Airbus A319s and nine Canadair Regional Jet 900s along with aircraft overhauls and advance payments on aircraft. EUR 522m were invested in financial assets, including EUR 351m in non-current securities and EUR 92m in shares in Fraport AG The investment in non-current securities was a result of converting current securities, which decreased accordingly. EUR 283m was allocated to the Lufthansa Pension Trust back in May. The total funding requirement for gross capital expenditure and the pension fund allocation was partly covered by proceeds from the sale of assets and current securities with the result that only EUR 970m in all was required for investing activities (previous year: EUR 928m). The net funding requirement for financing activity, i e scheduled repayment of financial debts, EUR 699m in redemption of convertible bond in January 2006, dividend payments and current interest payments, amounted to EUR 999m, resulting in a reduction of cash and cash equivalents of EUR 588m The previous year's cash outflow from financing activities was EUR 220m The internal financing ratio in the review period was 105.2 per cent (previous year: 123.4 per cent).

Action plan We are now on the home straight with the action plan by which we aim to achieve improved results and sustainable cost reductions totalling EUR 1.2bn by the end of 2006. The achieved savings amounted to EUR 1.13bn by the end of the third quarter, including EUR 86m in the quarter under review. We are confident of reaching our target by the year's end.

Lufthansa share with positive development The Lufthansa share benefited in the third quarter from an improvement in stock market sentiment with regard to aviation shares and once more succeeded in clearly outperforming the DAX index. Yet the DAX rose by 5.65 per cent in the third quarter, nearly offsetting the second-quarter decline in share prices The Lufthansa share price improved by 16 per cent and ended the quarter at EUR 16.71, a price last reached in May 2002. Many investors, especially in the US and the UK, made use of the mid-year decline in stock market prices to acquire Lufthansa shares. Supported by the good first-half result, demand for the Lufthansa share continued to be brisk in the capital market. Many analysts have revised their price targets for the Lufthansa share upward They currently range from EUR 16.50 to EUR 20 90.

Lufthansa's share price trend (indexed on 30.6.2006)
in the third quarter of 2006 compared with the German DAX


120
110
100
90
30.6. 7.7. 14.7 21.7 28.7. 4.8 11.8 18.8 25.8 1.9 8.9 15.9. 22.9 29.9
2006
Lufthansa
DAX

On 30 September 2006, German shareholders owned 58.8 per cent of Lufthansa's share capital, with 41 2 per cent being held by foreign investors US investors held 15.5 per cent, followed by UK shareholders with 11.8 per cent. On 3 August the proportion held by foreign investors exceeded the statutory reporting level of 40 per cent. The free float as defined by Deutsche Börse is 100 per cent

On the reporting date private shareholders owned 23.6 per cent of our capital stock and 76.4 per cent was held or managed by profes-

sional investors The AXA Group, Paris, announced on 14 July that it held 10 56 per cent of Lufthansa shares. The lion's share of this holding, 10.09 per cent, is managed by Alliance Bernstein, an asset management company listed in the United States

Lufthansa's environmental protection and sustainability endeavours were again rewarded by inclusion in the Dow Jones Sustainability World Index (DJSI) and the FTSE-4-Good Global Index.

Diary date – 54th Annual General Meeting in Berlin on 18 April 2007 Please note the date of our next AGM to which Lufthansa as a joint stock corporation with registered shares personally invites you. To ensure the invitation reaches you, your correct address must be entered in the share register. We therefore recommend you to consult your depositary bank timely to make sure that any new shares or change of address has been noted in the Lufthansa share register (ISIN DE0008232125/WKN 823212).

Please observe that deposit authorisations connected with registered shares are often not utilized for proxy authorisations by depositary and saving banks.

On our website www.lufthansa-financials.com you may register on the >Service >Shareholder Service page for our online services. Registered shareholders can have their address in the share register changed online and also register for their AGM invitation, ordering admission tickets by email and have a Lufthansa proxy authorised for the AGM. For further questions please contact the AGM team via the hotline phone number +49 (0) 69 696 28008 or by email hv-service@dlh.de.

Business segment news

Traffic figures Lufthansa Passenger Airlines and Lufthansa Cargo		January – Sept. 2006	January – Sept. 2005	Change in %
Passengers carried	thousands	40,225	38,832	3.6
Passenger load factor	%	75.4	75 8	– 0.4 P.
Freight/mail	thousand tonnes	1,300	1,278	1 7
Cargo load factor	%	66.9	64 0	2.9 P.
Available tonne-kilometres	millions	19,984	19,959	0.1
Revenue tonne-kilometres	millions	14,355	14,103	1.8
Overall load factor	%	71.8	70.7	1.1 P.
Number of flights		498,153	491,832	1.3

Winter timetable with new destinations In the winter timetable, valid from 29 October 2006, we are expanding our route network, flying to 183 destinations in 78 countries. Available capacity in the winter 2006/07 timetable will increase by 3 3 per cent on 2005/06 In intercontinental traffic (+2.2 per cent) the focus is on additions to our Africa services (+5.4 per cent), followed by the Americas (+2 4 per cent) and Asia (+0.8 per cent). In Europe (+6.0 per cent) we have increased our number of flights to major cities, including new routes to Valencia, London City, Moscow, Innsbruck, Geneva and Palma de Mallorca.

Lufthansa expands and modernizes fleet The Supervisory Board gave the approval on 20 September for an order of 35 aircraft in all From 2007 Lufthansa will take delivery of a total of 30 new short-haul and medium-haul aircraft, including five Airbus A319s, ten Airbus A320s and 15 Airbus A321s. The airline has also placed options for a further 30 planes from the A320 family The five long-haul Airbus A330s will cover planned growth in intercontinental traffic and offset in 2008 the delay in delivery of the A380.

Lufthansa is strengthening its hubs Lufthansa is strengthening its Frankfurt and Munich hubs by means of a fixed allocation of individual aircraft. Decentralised flight and rotation planning and capacity management will transfer a higher level of operational and entrepreneurial responsibility to the hub managements. The aim of this is to focus network management even more strongly on market requirements.

Lufthansa Cargo adds new destinations Lufthansa Cargo is enlarging its capacities from the start of the winter timetable on 29 October 2006. Flight frequencies to New York (JFK), Osaka, Seoul, Hongkong, Shanghai and Beijing will be partly increased significantly, and Los Angeles is to be reincluded in the air cargo timetable. The beginning of the 2006 winter timetable will also mark the start of a one-year cooperation arrangement with World Airways, which under contract of Lufthansa Cargo will serve Europe–US routes with two MD-11 cargo aircraft.

Jade Cargo commences flight operation Jade Cargo International commenced operative business at the beginning of August 2006 with the maiden flight of a B747-400ERF It was founded in October 2004 as a joint venture by Shenzhen Airlines (51.0 per cent), Lufthansa Cargo (25.0 per cent) and DEG Deutsche Investitions- und Entwicklungsgesellschaft (24.0 per cent). Its first destinations are Amsterdam-Schiphol and Seoul-Incheon (ICN), served by four and two flights a week respectively from its home hub Shenzhen in South China

Strategic partnership signed Fraport and Lufthansa Cargo have agreed on a strategic partnership to futher develop Frankfurt as an airfreight location The shared objective of what is planned as long-term cooperation is to develop Frankfurt airport into the most attractive and most competitive airfreight hub in Europe in response to growing pressure of international competition

Lufthansa settles class action law suit in US Lufthansa agreed with the plaintiffs' legal representatives to pay USD 85m to settle a class action on airfreight price-fixing. Once the court approves the settlement, Lufthansa, including Lufthansa Cargo and SWISS, would be released from the pending class action. Lufthansa had earlier gained conditional immunity from prosecution by applying for leniency to the US Department of Justice, the EU Commission and other cartel authorities.

New customers for Lufthansa Technik In growth markets Lufthansa Technik continues to gain ground. It has, for example, signed a maintenance contract for six B747-400 cargo aircraft with the Chinese airfreight company Jade Cargo International The sales volume is more than USD 100m over the next twelve years. An exclusive agreement has been signed with India's first low-cost airline, Air Deccan, for technical maintenance of 60 planes in the airline's new A320 fleet. Contract volume over the next ten years will exceed USD 150m

Foundation stone laying for Europe's largest aircraft maintenance facility On 21 September the foundation stone was laid for Europe's largest aircraft maintenance facility, the A380 hangar in Frankfurt. Completion of the last construction stage is planned by 2015 with investment costs of EUR 150m. On 22 September Lufthansa and Air China held in Beijing the foundation stone laying ceremony for an A380 maintenance hall for their joint venture company Ameco Beijing.

LSG Sky Chefs gains new customers In the first nine months LSG Sky Chefs has gained a large number of new customers and renewed important existing contracts. In Europe mention must above be made in this connection of contracts renewed with United Airlines in Germany, Air Madrid in Spain and TUI Fly Nordic (previously Britannia) in Scandinavia. What is more, LSG Sky Chefs has clinched a large in-flight management contract with one of the world's largest charter airlines, Thomsonfly.

Thomas Cook completed reconstruction successfully Thomas Cook has successfully completed its reconstruction stage and is now realigning the group to changing market developments The group is pursuing a highly flexible business model with the least capital tie-up possible Stringent cost control will continue to be necessary throughout the group in view of the subdued overall market development.

Financial Data 2007

- **8 March** Press Conference and Analysts' Conference on 2006 result
- **18 April** Annual General Meeting Berlin
- **26 April** Release of Interim Report January – March 2007
- **26 July** Release of Interim Report January – June 2007
- **25 Oct.** Press Conference and Analysts' Conference on interim result January – September 2007

Investor Relations on the Internet You will find the annual report, interim reports, monthly traffic figures, reports on financial press conferences and the AGM, including voting results, as well as detailed information about the executive bodies and the structure of the Lufthansa Group on our website www lufthansa-financials.com. Financial information can be found there, as can ad hoc releases and obligatory disclosures. The website additionally includes charts, tables and the latest presentations by members of the Executive Board. You can use our order service to order print copies of the annual report and interim reports as well as to subscribe to or unsubscribe from our e-mail newsletter.

Disclaimer in respect of forward-looking statements

Information published in this Shareholder Information with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. Its purpose is exclusively informational identified by the use of such cautionary terms as "believe", "expect" "forecast", "intend", "project", "plan", "estimate" or "intend" These forward-looking statements are based on all discernible information, facts and expectations available at the time They can, therefore, only claim validity up to the date of their publication.

Since forward-looking statements are by their nature subject to uncertainties and imponderable risk factors – such as changes in underlying economic conditions – and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date Accordingly, it neither expressly nor conclusively accepts liability, nor gives any guarantee, for the actuality, accuracy and completeness of this data and information

Editorial information

Further information:

Deutsche Lufthansa AG, FRA IR
LAC, Room C6.800
Airportring
60546 Frankfurt/Main, Germany

Phone +49 (0) 69 696-28 00 8
Fax: +49 (0) 69 696-90 99 0

Email cgniraw@dlh.de
and cgnirsek@dlh.de
30 October 2006

Lufthansa Systems and Meyer Werft sign cooperation agreement

09.11.2006

Partnership will enhance position in the market for infotainment systems on cruise

Lufthansa Systems AG and Meyer Werft GmbH, Papenburg, one the world's leading specialist builders of cruise ships, today announced that they signed an agreement to collaborate as preferred partners to provide infotainment technology for ocean and river ships. This agreement secures Lufthansa Systems a good position in the booming market for cruise ship equipment. "Innovation is the key to the success of our company in the highly competitive cruise ship market," said Aloys Meemann, Member of the Board of Meyer Werft GmbH. "We are pleased to have found a strategic partner in Lufthansa Systems who enables us to offer our customers innovative on-board IT solutions that are in tune with the high technological standard of our ships."

The fully digital infotainment system from Lufthansa Systems is the technologically most advanced product of its kind available today. It provides passengers with a wide range of services including audio- and video-on-demand, Internet and intranet access, e-mail and IP telephony. For ship operators, it facilitates service processes and on-board billing. At the same time, it allows shipyards to offer new services to their customers and to tap into new sales opportunities.

AIDA Cruises ordered the system for four new cruise ships that will be built by the Meyer Werft by 2010. The solution can be installed in new ships or retrofitted in existing ones.

Note to editors:
Lufthansa Systems is one of the leading IT service providers for the airline and aviation industries worldwide. As systems integrator, the wholly-owned subsidiary of the Lufthansa Group covers the entire range of IT services, including consulting, development, implementation and operation. Lufthansa Systems provides its IT infrastructure and operations services to a variety of industries. Headquartered in Kelsterbach near Frankfurt/Main, Germany, the company has branches in Germany and 17 countries and employs about 4,550 people worldwide. In business year 2005, Lufthansa Systems recorded sales of EUR 635 million.

For more details, see
Lufthansa Systems AG
Corporate Communications
www.LHsystems.com

Last modified: Nov 13, 2006

LSG Sky Chefs receives "Caterer of the year" award

08.11.2006

Industry recognition for in-flight partnership with Virgin Atlantic Airways

Neu-Isenburg, November 8, 2006 – LSG Sky Chefs has received the prestigious Caterer of the Year 2006 award in the Strategy and Management category from Germany's leading catering magazine, Catering Inside. Each year, Catering Inside honors remarkable service concepts of industry members in five categories: Strategy and Management, Newcomers, Nutrition and Food Concepts, Design Concepts as well as Employees and Motivation.

Established in June 2005, our all-encompassing partnership with Virgin Atlantic represents the largest operational transfer in the airline's history. LSG Sky Chefs' Inflight Agency for Virgin Atlantic Airways is the single supplier for an unprecedented number of services ranging from creative menu development to laundry supplies, and from transport and logistics to the servicing of the airport lounges. Measured results prove that all expectations were met or surpassed in the first year. Impressive savings have been generated through procurement and supply chain optimization while maintaining the high quality standards in the airline's passenger service. In addition, negative crew comments have been reduced by 20 percent, indicating that both crew and passenger satisfaction have improved significantly.

"This is the second time since 2003 that LSG Sky Chefs has been recognized as Caterer of the Year by this leading publication. This highlights the strength of our innovative concepts and validates our claim of being a trendsetter in our industry," said Jochen Mueller, Member of the Board of LSG Sky Chefs, proudly accepting the award at the ceremony in the city of Mainz last night.

LSG Sky Chefs is the world's largest provider of airline catering and in-flight solutions. LSG Sky Chefs caters 270 airlines from some 190 customer service centers in 49 countries and produces around 369 million airline meals a year. In 2005, the companies belonging to LSG Sky Chefs Group achieved consolidated revenues of € 2.2 billion.

LSG Lufthansa Service Holding AG
http://www.lsgskychefs.com

Last modified: Nov 13, 2006

Lufthansa Technik signs a MRO-contract with Air Europa

07.11.2006

Lufthansa Technik's division secures more business for Boeing 737NG

Agreement includes provision of spare shipset at Palma de Mallorca

The Spanish airline Air Europa and Lufthansa Technik, the leading provider for maintenance, repair and overhaul (MRO) of airplanes, components and engines, signed a technical support contract for landing gear overhaul and exchange. Over the next six years at least 28 shipsets of the Boeing 737 Next-Generation (NG) fleet will be sent to Hamburg for encompassing MRO services. While Lufthansa Technik provides the spare shipset, the exchange performance on the Boeing 737-800 will be handled by Air Europa and its subsidiary Globalia Mantenimiento Aeronautico at its newly built hangar in Palma de Mallorca.

"Working together with Lufthansa Technik on engine services for more than five years now, we are very impressed by their performance which has an essential impact on our operations," said Alberto Lines, Technical Director, Air Europa. "Entrusting our landing gears to a well-experienced MRO partner guarantees short turn-around times combined with the implementation of the latest cost-saving repair technologies."

"The new contract is a significant step to further develop our long-lasting relationship with Air Europa. Being their partner next door we can respond to their requests on short notice and ensure a seamless MRO support", said Fernando Rivera, Manager of Lufthansa Technik's Sales office in Palma. "Today, we are looking back on many successful years in serving our Spanish customers and will certainly continue to bring the latest products and developments to our partners at the Iberian Peninsula."

In 2003 Air Europe signed a 10-year Engine Support contract with Lufthansa Technik AG for the maintenance, overhaul and on-wing support of the CFM56-7B26 engines powering the Boeing 737 NG fleet. In addition a Total Engine Support TES® contract covers the General Electric CF6-80 engines on the Boeing 767-300 air-planes.

Lufthansa Technik's landing gear services division operates out of three locations: Hamburg, London and Sun Valley, California. While around 140 employees in Hamburg are specialized in the complete MRO portfolio for Airbus landing gears and the Boeing 737 NG, Bombardier CRJ and AVRO RJ, the 530 colleagues at Hawker Pa-cific in the UK and United States concentrate on the Boeing portfolio (incl. DC10, MD-11,-80,90) and certain Airbus types. In 2005 around 800 shipsets have been overhauled at the three locations.

Air Europa Líneas Aéreas, S.A.U. based Palma de Mallorca, Spain operates a fleet of 30 Boeing 737-800, four Boeing 767-300ER and three Airbus A330-200, and serves domestic, European, nothern Africa and long-haul scheduled services to North America, the Caribbean and South America. It also operates inclusive tour services between Northern and Western Europe and holiday resorts in the Canary Islands and Balearic Islands.

With inquiries or for more information, contact:
Lufthansa Technik AG
Corporate Communications
www.lufthansa-technik.com

Last modified: Nov 13, 2006

Lufthansa increases profit to 691 million euros

26.10.2006

Improved forecast for the full year: result of some 750 million euros anticipated

"Lufthansa remains on success course", commented Lufthansa Chairman and CEO Wolfgang Mayrhuber when presenting the quarter results. Despite high oil prices the Group increased operating profit in the first nine months of the year by 46.7 per cent to 691 million euros. "The result and the resonance in the market underline our strategic direction. We have become better, larger and more profitable. We are investing in our future and will be taking on 2500 new employees this year." In view of the continuing good development and the positive economic climate the Lufthansa Board has raised its forecast for the full year and is now anticipating an operating profit of some 750 million euros.

Mayrhuber stressed that all business segments had contributed to this success. "All segments have operated successfully, strengthened their customer base and scored well with new products. The systematic orientation to profitability and the respective core competencies is paying off." The Passenger Transportation business had made a substantial contribution to improving the result in a very competitive environment. Better yields and a sustained climb in demand had led to this development. Primarily in the growth markets of Asia the Group was operating successfully and was also well prepared for the future. "In India and China Lufthansa takes first place amongst the European airlines and we continue to invest, in new destinations for example", explained Mayrhuber. Part of the growth strategy was also the most recent ordering of 35 new aircraft to extend and modernise the fleet.

The Lufthansa CEO stressed that the Group's service and quality offensive was reaping benefits. "Customer satisfaction has improved once again. The reaction to our quality products including bargain prices is extremely positive." Lufthansa was not only good, but also value for money.

Wolfgang Mayrhuber was also satisfied with the development of the share. In the first nine months of the year the price had risen by more than 30 per cent. "We believe that our share has further potential and we are seeking to justify the trust of our customers and shareholders with solid work also in the future."

We save to invest

One instrument with this in mind was the action plan which was aimed at achieving improvements in results of 1.2 billion euros by the end of the year. Mayrhuber emphasised that this action plan would be successfully ended to schedule. By the end of September it had been possible to make sustainable cost savings of 1.13 billion euros. Strict cost management remained an ongoing challenge also in the future.

Mayrhuber highlighted the importance of aviation as a growth sector, which was a driving force in the creation of jobs. Lufthansa would be taking on some 2500 new employees this year. If it was to continue this trend in future the industry needed reliable framework conditions and political support in important infrastructure projects above all. "This means greater flexibility and less red tape. We can no longer afford twelve years for a 2.8 kilometre runway in Frankfurt", commented Mayrhuber. This primarily included the creation of a harmonised European air space which was currently managed by some 50 different air traffic control organisations. "There has been no movement here for the past ten years and yet the Single European Sky is the largest European environmental project with the highest potential to reduce the CO2 emissions in aviation."

Nine-month figures 2006

The Lufthansa Group generated revenues of more than 15.0 billion euros in the first nine months of the year, representing growth of 12.9 per cent. During this period more than
40 million passengers flew with Lufthansa, a new record level. Lufthansa Cargo also increased the volume of cargo and mail transported to 1.3 million tonnes, its highest level ever. Traffic revenue increased

accordingly by 13.2 per cent to 11.6 billion euros. Other operating income dropped compared to the previous year's period by 16.7 per cent to 887 million euros. Book gains of around 290 million euros were achieved in 2005 through the sale of shares in Amadeus and Loyalty Partner.

The 9.6 per cent rise in operating expenses to 15.2 billion euros remained below the increase in turnover. As a result of the high oil prices in the reporting period a distinct rise in fuel costs was recorded once again. The airlines of the Group expended 2.6 billion euros on kerosene in the first nine months of the year; this was 39.1 per cent or 719 million euros more than in the comparable period for the previous year. Without the successful fuel price hedging measures, fuel would have cost an additional 144 million euros.

The Lufthansa Group improved the operating profit for the first three quarters by 46.7 per cent to 691 million euros. A net profit of 414 million euros was recorded (previous year: 416 million euros). This slight decline was due to positive one-off effects in the previous year, resulting from book gains from share disposals as well as from the first-time incorporation of SWISS.

The Group increased the operating cash flow by 6.9 per cent to 1.4 billion euros. The 25.4 per cent higher investments of 1.3 billion euros compared to the previous year's period (590 billion euros of which in aircraft) could be financed completely from cash flow.

		Jan.-Sept. 2006	**Jan.-Sept. 2005**	**change in %**	**Jul.-Sept. 2006**	**Jul.-Sept. 2005**
Revenue	Mio. EUR	14,980	13,265	+ 12.9	5,332	4,814
of which traffic revenue	Mio. EUR	11,599	10,248	+ 13.2	4,162	3,717
Profit from operating activities	Mio. EUR	793	581	+ 36.5	455	321
Group result	Mio. EUR	414	416	- 0.5	329	416
Operating result	Mio. EUR	691	471	+ 46.7	394	218
Capital expenditure	Mio. EUR	1,313	1,047	+ 25.4	437	357
Cash flow	Mio. EUR	1,381	1,292	+ 6.9	684	565
Employees (as of 30 Sept. 2006)		93,923	91,433	+ 2.7	-	-

Interim Report

› **Here you will find the Interim Report and more information on the nine-month result.**

Deutsche Lufthansa AG
Corporate Communications
http://media.lufthansa.com

Disclaimer in respect of forward-looking statements
Information published in this press release with regard to the future development of the Lufthansa Group and its subsidiaries consists purely of forecasts and assessments and not of definitive historical facts. These forward-looking statements are based on all discernible information, facts and expectations available at the time. They can, therefore, only claim validity up to the date of their publication. Since forward-looking statements are by their very nature subject to uncertainties and imponderable risk factors - such as changes in underlying economic conditions - and rest on assumptions that may not or divergently occur, it is possible that the Group's actual results and development may differ materially from those implied by the forecasts. Lufthansa makes a point of checking and updating the information it publishes. It cannot, however, assume any obligation to adapt forward-looking statements to accommodate events or developments that may occur at some later date. It neither expressly nor conclusively accepts liability, nor

Lufthansa increased the operating result by 46,7 per cent to EUR 691m in the first nine months

25.10.2006

Ad-hoc release pursuant to §15 of the securities trading act

The Lufthansa Group generated in the first nine months of 2006 revenues of 15,0 billion euros (2005: EUR 13.3bn) and an operating profit of 691 million euros (2005: EUR 471m). The net result amounts to 414 million euros. The previous year's result of 416 million euros included among others one-off gains from the first-time equity valuation of SWISS. For the full year the Group now expects an operating result of approximately 750 million euros.

Additional information and the full report will be posted on the Lufthansa website **www.lufthansa-financials.com** at 10.00 a.m. (CEST) on 26 October 2006.

Deutsche Lufthansa AG
Investor Relations
Email: investor.relations@dlh.de

25 October 2006

Last modified: Oct 26, 2006

3rd Interim Report
January – September 2006

EUR operating result

Key data

Lufthansa Group overview*

		January – Sept. 2006	January – Sept. 2005	Change in %	**July – Sept. 2006**	July – Sept. 2005
Revenue	€m	**14,980**	13,265	12.9	**5,332**	4,814
of which traffic revenue	€m	11,599	10,248	13.2	4,162	3,717
EBITDA	€m	**1,754**	1,981	– 11.5	**879**	1,214
Operating result	€m	**691**	471	46.7	**394**	218
Net profit/loss for the period	€m	**414**	416	– 0.5	**329**	416
Capital expenditure	€m	**1,313**	1,047	25.4	**437**	357
Cash flow from operating activities	€m	**1,381**	1,292	6.9	**684**	565
Total assets as at 30 September	€m	**19,517**	19,725	– 1.1	**–**	–
Net-indebtedness**	€m	**– 154**	– 562	–	**–**	–
Employees as at 30 September	number	**93,923**	91,433	2.7	**93,923**	91,433
Earnings per share	€	**0.90**	0.91	– 1.1	**0.71**	0.91

* Previous year's figures only partly comparable due to changes in the group of consolidated companies.
** From the first quarter 2006, long-term securities serving as liquidity reserves and cashable at short notice have been included in calculation of net debt. The previous year's figures have been adjusted accordingly.

The interim report at 30 September 2006 was prepared in accordance with the rules of IAS 34, taking into account the standards applicable since 1 January 2006.

Date of disclosure: 26 October 2006.

Traffic figures Lufthansa Passenger Airlines and Lufthansa Cargo

		January – Sept. 2006	January – Sept. 2005	Change in %
Passengers carried	thousands	40,225	38,832	3.6
Passenger load factor	%	75.4	75.8	– 0.4 P.
Freight/mail	thousand tonnes	1,300	1,278	1.7
Cargo load factor	%	66.9	64.0	2.9 P.
Available tonne-kilometres	millions	19,984	19,959	0.1
Revenue tonne-kilometres	millions	14,355	14,103	1.8
Overall load factor	%	71.8	70.7	1.1 P.
Number of flights		498,153	491,832	1.3

Contents

Dear shareholders,

Lufthansa is well on course. In the first nine months we took revenue to a record EUR 15.0bn while keeping costs within reasonable limits despite high fuel prices. The Group's operating result increased 46.7 per cent to EUR 691m. Rising average yields and an ongoing upswing in demand made a significant contribution toward this most gratifying development. In particular, our core business segment Passenger Transportation made a major contribution to this improved result.

The share

The Lufthansa share benefited in the third quarter from an improvement in stock market sentiment with regard to aviation shares and once more succeeded in clearly outperforming the DAX index. Yet the DAX rose by 5.65 per cent in the third quarter, nearly offsetting the second-quarter decline in share prices. The Lufthansa share price improved by 16 per cent and ended the quarter at EUR 16.71, a price last reached in May 2002. Many investors, especially in the US and the UK, made use of the mid-year decline in stock market prices to acquire Lufthansa shares. Supported by the good first-half result, demand for the Lufthansa share continued to be brisk in the capital market. Many analysts have revised their price targets for the Lufthansa share upward. They currently range from EUR 16.50 to EUR 20.90.

Lufthansa's share price trend (indexed on 30.6.2006)
in the third quarter of 2006 compared with the German DAX


120
110
100
90
Lufthansa
DAX
30.6. 7.7. 14.7. 21.7. 28.7. 4.8. 11.8. 18.8. 25.8. 1.9. 8.9. 15.9. 22.9. 29.9.
2006

On 30 September 2006, German shareholders owned 58.8 per cent of Lufthansa's share capital, with 41.2 per cent being held by foreign investors. US investors held 15.5 per cent, followed by UK shareholders with 11.8 per cent. On 3 August the proportion held by foreign investors exceeded the statutory reporting level of 40 per cent. The free float as defined by Deutsche Börse is 100 per cent.

On the reporting date private shareholders owned 23.6 per cent of our capital stock and 76.4 per cent was held or managed by professional investors. The AXA Group, Paris, announced on 14 July that it held 10.56 per cent of Lufthansa shares. The lion's share of this holding, 10.09 per cent, is managed by Alliance Bernstein, an asset management company listed in the United States.

Lufthansa's environmental protection and sustainability endeavours were again rewarded by inclusion in the Dow Jones Sustainability World Index (DJSI) and the FTSE-4-Good Global Index.

Important events in the reporting period

Lufthansa is expanding and modernising its fleet. The Supervisory Board approved on 20 September an order of 35 aircraft in all. From 2007 Lufthansa will take delivery of a total of 30 new short-haul and medium-haul aircraft, including five Airbus A319s, ten Airbus A320s and 15 Airbus A321s. The airline has also placed options for a further 30 planes from the A320 family. The five long-haul Airbus A330s will cover planned growth in intercontinental traffic and offset in 2008 the delay in delivery of the A380.

On 21 September the foundation stone was laid for Europe's largest aircraft maintenance facility, the A380 hangar in Frankfurt. Completion of the last construction stage is planned by 2015 with investment costs of EUR 150m. On 22 September Lufthansa and Air China held in Beijing the foundation stone laying ceremony for an A380 maintenance hall for their joint venture company Ameco Beijing.

Lufthansa agreed with the plaintiffs' legal representatives to pay USD 85m to settle a class action on airfreight price-fixing. Once the court approves the settlement, Lufthansa, including Lufthansa Cargo and SWISS, would be released from the pending class action. Lufthansa had earlier gained conditional immunity from prosecution by applying for leniency to the US Department of Justice, the EU Commission and other cartel authorities.

Changes in management

There were no changes in the Lufthansa management boards during the quarter under review.

Action plan

We are now on the home straight with the action plan by which we aim to achieve improved results and sustainable cost reductions totalling EUR 1.2bn by the end of 2006. The achieved savings amounted to EUR 1.13bn by the end of the third quarter, including EUR 86m in the quarter under review. We are confident of reaching our target by the year's end.

Economic settings

In the third quarter of 2006, economic development continued at a brisk pace but a little more slowly than in the first half. World GDP growth of 3.7 per cent is estimated for the third quarter. The US economy lost pace during this period, whereas the upswing continued in the Euro area and in Germany even gaining momentum.

In July 2006, crude oil prices rose sharply. On 7 August the price of Brent crude reached a new all-time record level of about USD 78/barrel, but since the beginning of September it has fallen significantly again in the wake of the cease-fire agreement in the Lebanon conflict. On 26 September 2006 it reached its lowest level in the third quarter – around USD 60/barrel. The average price for the quarter was around USD 71/barrel or USD 9 up on the year, and the same as in the second quarter of 2006.

Industry data available by August showed 6.1 per cent year-on-year growth in passenger traffic and 5.2 per cent growth in cargo traffic. Against the background of efforts by airlines to economise, IATA, the International Air Transport Association, revised its 2006 earnings forecast for the international aviation industry upward from USD -3bn to USD -1.7bn.

Accounting standards applied and changes in the group of consolidated companies

This interim report to 30 September 2006 was drawn up in accordance with the accounting standard IAS 34. In preparing the interim financial statements the standards and interpretations in effect from 1 January 2006 were applied. Otherwise the accounting principles applied are the same as for the consolidated financial statements for 2005.

Compared with 30 September 2005 the group of consolidated companies was extended to include the companies belonging to the Eurowings Group, in which we acquired a majority of voting shares at the end of 2005. In the Catering segment we have newly consolidated one company and in the Service and Financial Companies segment three companies. Two companies in the Passenger Transportation segment and nine companies in the Catering segment were no longer consolidated. See page 16 of this report and the section on the segments concerned for details.

Course of business

The Lufthansa Group reported a growth of sales of passenger and freight transport by 1.7 per cent in the first nine months of the year. Available capacity was increased only slightly overall by 0.1 per cent to 20bn tonne-kilometres. As a result, the overall load factor grew by 1.1 percentage points to 71.8 per cent.

The number of passengers carried by the Lufthansa Passenger Airlines rose by 3.6 per cent to 40.2m. In the process 0.7 per cent more seat kilometres were sold than in the same period of the previous year. As available capacity was extended by 1.2 per cent, the seat load factor fell by 0.4 percentage points to 75.4 per cent.

Freight and mail carried by Lufthansa Cargo increased by 1.7 per cent to 1.3m tonnes. With available capacity 1.2 per cent lower, sales increased by 3.4 per cent to 6bn cargo tonne-kilometres. The cargo load factor improved by a remarkable 2.9 percentage points to 66.9 per cent.

Revenue

The favourable trend in recent months continued in the third quarter. Due to demand-driven capacity management, traffic revenues grew strongly by 13.2 per cent in the first nine months of the year to EUR 11.6bn. A positive influence was also exerted by the increase in average yields. They improved by 9.0 per cent at Lufthansa Passenger Airlines and by 3.3 per cent at Lufthansa Cargo. Other revenues rose by 12.1 per cent to EUR 3.4bn. The MRO segment accounted for EUR 1.5bn (+17.3 per cent) and the Catering segment for a further EUR 1.3bn (+6.6 per cent) of this increase. Overall, revenues enhanced by 12.9 per cent to EUR 15bn.

Along with the EUR 385m effect of changes in the group of consolidated companies and EUR 96m in currency effects, strong volume and price growth totalling EUR 1.2bn compared with the previous year were largely responsible for this increase in revenue. Other operating income fell by 16.7 per cent to EUR 887m. The previous year's figures included book gains from equity asset disposals totalling EUR 287m. Total operating income elevated by 10.7 per cent to EUR 15.9bn.

Expenses

Operating expenses rose in the first nine months to EUR 15.2bn (previous year: EUR 13.8bn). Along with effects of changes in the group of consolidated companies (+2.5 per cent), fuel costs, up by 39.1 per cent to EUR 2.6bn, were the main cost driver. Higher volumes (+2.5 per cent), higher prices (+30.9 per cent after hedging) and exchange rate changes (5.7 per cent) added up to EUR 719m in additional expenditure. Without the successful fuel price hedging the fuel bill would have been EUR 144m higher. Fees and charges elevated by 12.4 per cent to EUR 2.1bn, due inter alia to changes in the group of consolidated companies and to higher traffic volume. The overall cost of materials and services soared by 18.4 per cent from EUR 6.5bn to EUR 7.8bn.

Staff costs increased only moderately, by 4.9 per cent, to EUR 3.7bn (previous year: EUR 3.5bn) despite expansion of production. Wages and salaries rose by 1.2 per cent as a result of wage agreements and the one-off compensation payments to staff in USA at LSG Sky Chefs in March 2006, with a further 2.6 per cent increase due to changes in the group of consolidated companies. Provisions for retirement benefits obligations climbed by 30.4 per cent to EUR 249m.

On 30 September 2006 the Group's workforce totalled 93,923 employees, or 2.7 per cent more than a year earlier. Adjusted for changes in the group of consolidated companies, staff numbers would have been 0.7 per cent higher than the year before. Measured by revenue the productivity of our employees improved by 10.29 per cent to EUR 160,762.

Result

Profit from operating activities in the first nine months was EUR 793m, up 36.5 per cent on the year. The financial result dropped to EUR −25m against EUR +163m the previous year. The previous year's result included, as a result of the first-time at equity valuation of SWISS, EUR 279m in one-off proceeds from the bad-will recognition. The marked improvement in operating result is also reflected in profit before taxes, stated as being up 3.2 per cent to EUR 768m.

Net result for the period at EUR 414m was on a par with the previous year's EUR 416m. Earnings per share, diluted and undiluted, were EUR 0.90.

Group fleet
Number of commercial aircraft as at 30.9.2006

Manufacturer/Type	Lufthansa	Lufthansa Cargo	CityLine	Air Dolomiti	Germanwings	Eurowings	**Group**	Change vis-à-vis 30.9.2005	Change vis-à-vis 31.12.2005	Share thereof Finance/ Operating Lease
Airbus A300	14	–	–	–	–	–	14	–	–	–
Airbus A310	5	–	–	–	–	–	5	– 1	– 1	–
Airbus A319*	20	–	–	–	19**	–	39	+ 19	+ 2	13
Airbus A320	36	–	–	–	3**	–	39	+ 3	–	3
Airbus A321	26	–	–	–	–	–	26	–	–	1
Airbus A330	12	–	–	–	–	–	12	+ 1	–	2
Airbus A340	40	–	–	–	–	–	40	–	+ 1	–
Boeing 747	30	–	–	–	–	–	30	– 2	–	1
Boeing 737	63	–	–	–	–	–	63	–	–	2
MD 11F	–	19	–	–	–	–	19	–	–	–
Canadair*	9	–	62	–	–	8**	79	+ 7	–	8
BAE 146	–	–	–	5	–	14**	19	+ 15	+ 1	18
AVRO	–	–	18	–	–	–	18	–	–	13
ATR	–	–	–	14	–	15**	29	+ 15	– 3	21
Total	**255**	**19**	**80**	**19**	**22**	**37**	**432**	**+ 57**	**0**	**82**

Leasing rate Lufthansa Group: 19%
* Two of the A319 owned by Lufthansa are leased to Germanwings / Nine Canadair owned by Lufthansa are leased to Eurowings.
** Newly included in the group of consolidated companies.

Assets and financial position

The total Group assets at the end of the third quarter 2006 was EUR 19.5bn, or EUR 245m higher than the figure at year-end of 2005. On the assets side non-current assets were up by EUR 527m to EUR 12.8bn. This increase was due almost entirely to investment in financial assets. In current assets, in contrast, cash and cash equivalents, including short-term securities, were down by EUR 925m, whereas current liabilities, seasonally adjusted and adjusted for settlement of accounts, were up by EUR 723m on the end of 2005. Non-current assets thereby increased to 65.8 per cent from 63.9 per cent at the end of 2005.

Shareholders' equity, including minority interests, increased by EUR 130m on the end of 2005 and now totals nearly EUR 4.7bn. This increase is due mainly to the good result, which more than offset not only the EUR 229m in dividends paid out in May for the financial year 2005 but also the retirement of the premium from the issue of conversion options as part of the 2002/2012 convertible bond. EUR 102m in pro-rata premium had to be booked out because corresponding conversion options were bought back in January 2006 in the course of the bond redemption. Minority interests rose by EUR 59m, due almost entirely to the pro rata at equity valuation of SWISS minority earnings.

The equity ratio was 23.8 per cent compared with 23.5 per cent at the end of financial year 2005.

On 30 September 2006 net assets, including EUR 500m in long-term liquidity reserves, totalled EUR 154m and were back to the 2005 year-end level (EUR 143m). Gearing, including pension provisions, was 82.2 per cent (31 December 2005: 85.8 per cent).

Cash flow and capital expenditure

In the first nine months of the financial year 2006 the Lufthansa Group's operating cash flow was EUR 1,381m (previous year: EUR 1,292m). Gross capital expenditure totalled EUR 1,313m, of which EUR 590m were mainly for final payments for two Airbus 340s, two Airbus 319s and nine Canadair Regional Jet 900s along with aircraft overhauls and advance payments on aircraft. EUR 522m were invested in financial assets, including EUR 351m in non-current securities and EUR 92m in shares in Fraport AG. The investment in non-current securities was a result of converting current securities, which decreased accordingly. EUR 283m was allocated to the Lufthansa Pension Trust back in May. The total funding requirement for gross capital expenditure and the pension fund allocation was partly covered by proceeds from the sale of assets and current securities with the result that only EUR 970m in all was required for investing activities (previous year: EUR 928m). The net funding requirement for financing activity, i.e. scheduled repayment of financial debts, EUR 699m in redemption of convertible bond in January 2006, dividend payments and current interest payments, amounted to EUR 999m, resulting in a reduction of cash and cash equivalents of EUR 588m. The previous year's cash outflow from financing activities was EUR 220m. The internal financing ratio in the review period was 105.2 per cent (previous year: 123.4 per cent).

Major events after the end of the reporting period

No major events have occurred since 30 September 2006.

Outlook

Economic experts expect the upswing of the world economy to continue in 2006 and, probably at a slower pace, in 2007. For the full year 2006 a GDP growth of 3.7 per cent is anticipated for the world economy. A higher rate of economic growth than last year is also forecast for the Euro area and for Germany. The volatile and at times very high price of oil is, however, a countervailing burden. We will therefore pursue systematically our programmes to enhance productivity and profitability. For the full year 2006 we expect an operating result of approx. EUR 750m.

The business segments

Segment Passenger Transportation

Passenger Transportation*

		January – Sept. 2006	January – Sept. 2005	Change in %
Revenue	€m	**10,208**	8,935	14.2
Segment result	€m	**627**	619	1.3
Operating result	€m	**443**	269	64.7
EBITDA**	€m	**1,207**	1,204	0.2
Employees as at 30 Sept.	number	**38,115**	35,429	7.6
Passengers carried***	thousands	**40,225**	38,832	3.6
Available seat-kilometres***	millions	**110,489**	109,182	1.2
Revenue passenger-kilometres***	millions	**83,299**	82,708	0.7
Passenger load factor***	%	**75.4**	75.8	– 0.4 P.

* Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
** Before profit transfer from other business segments.
*** Lufthansa Passenger Airlines.

In the Passenger Transportation segment the group of consolidated companies has changed compared to the third quarter of 2005. The Eurowings Group, including Germanwings, has been included in the consolidation and one company has been deconsolidated. Comparison with the previous year's figures is therefore limited. The group of consolidated companies also includes Air Dolomiti, Lufthansa CityLine and a number of aircraft financing companies.

The number of passengers carried by Lufthansa Passenger Airlines (Deutsche Lufthansa AG and the airlines collaborating under the Lufthansa Regional brand – Lufthansa CityLine, Air Dolomiti, Eurowings, Contact Air and Augsburg Airways) rose from January to September 2006 by 3.6 per cent on the previous year to a record of EUR 40.2m. Capacity was increased by 1.2 per cent. Sales grew slightly by 0.7 per cent, but available capacity was not taken up in full by the market. Passanger load factor at 75.4 per cent is at a high level, but slightly down on the year (– 0.4 percentage points).

In our home market Europe we were able to increase passenger numbers by 4.7 per cent to 31,2m. Demand rose by 7.2 per cent stronger than the 6.1 per cent increase in available capacity. The passenger load factor improved accordingly – by 0.6 percentage points on the year. The robust state of the domestic economy and the good market acceptance of our betterFly concept contributed toward this positive trend.

The trend in the Asia/Pacific traffic region was similarly positive. Passenger numbers and sales rose by 5.4 and 4.0 per cent respectively. We were able to sell the extra available capacity in full, with the result that capacity utilisation improved by 0.4 percentage points to 80.3 per cent.

In the Americas traffic region passenger numbers fell by 2.5 per cent. Both available capacity and sales were down on the year – by 3.9 and 4.7 per cent respectively – but this decline was more than offset by an improvement in revenue structure. The passenger load factor is 80.8 per cent.

In the Middle East/Africa traffic region ongoing hot spots in the Middle East continued to hamper development. Passenger numbers (– 3.5 per cent), sales (– 3.7 per cent) and capacity utilisation (– 2.8 percentage points to 71.1 per cent) were all down.

Lufthansa Passenger Airlines continued in the third quarter to improve its revenue structure significantly. Buoyant demand for premium products continued. We have boosted average yields (+ 9.0 per cent) significantly by means of improvements in our passenger mix. This improvement in average yields and the changes in the group of consolidated companies led to a 14.5 per cent year-on-year increase in traffic revenue to EUR 9.6bn. Overall revenue was up 14.2 per cent to EUR 10.2bn. Other segment income fell by 20.1 per cent to EUR 711m because the previous year's figures included one-off gains of the at equity valuation of SWISS.

Segment expenses in the first nine months totalled EUR 10.3bn (EUR + 1.1bn). The cost of materials and services rose by 17.5 per cent to EUR 6bn. High oil prices and changes in the group of consolidated companies led to a rise in fuel costs to EUR 2.2bn despite successful hedging measures to stabilise the price of fuel. Additional expenditure totalled EUR 633m (+ 40.6 per cent) compared with the previous year. Staff costs, including the newly consolidated Eurowings Group, rose by 10.7 per cent to EUR 1.8bn. Staff numbers

on 30 September 2006 were 2,686 (7.6 per cent) higher on the year at 38,115, including 2,121 employees acquired with the consolidation of the Eurowings Group. Depreciation at EUR 538m was 8.2 per cent below the figure for the previous year. Other operating expenses rose by 3.3 per cent to EUR 1.9bn. They included agency commission that was 3.5 per cent down on the year on sales that were up by 0.7 per cent.

Between January and September 2006 the Passenger Transportation segment achieved a segment result of EUR 627m (previous year: EUR 619m). This figure includes a positive at equity earning contribution of EUR 118m (SWISS EUR 112m). The operating result was EUR 443m (previous year: EUR 269m). Changes in the group of consolidated companies had a positive effect, contributing EUR 24m toward the total.

Although the dynamic growth of revenues is actually slowing down, the still pleasant trend in average yields and steady bookings give rise to optimism for the remainder of the year. Provided that the world economy continues to be robust in its response to extremely volatile commodity prices and geopolitical events, we expect to be able to improve significantly in the full year on the previous year's operating result.

Oil prices have fallen significantly since they peaked in August, and Lufthansa has reduced the fuel surcharge in intercontinental traffic accordingly. Last increased in May, they were reduced from EUR 62 to EUR 52. On European routes the fuel surcharge continues to be EUR 12 per section.

In the winter timetable, valid from 29 October 2006, we are expanding our route network, flying to 183 destinations in 78 countries. Available capacity in the winter 2006/07 timetable will increase by 3.3 per cent on 2005/06. In intercontinental traffic (+2.2 per cent) the focus is on additions to our Africa services (+5.4 per cent), followed by the Americas (+2.4 per cent) and Asia (+0.8 per cent). In Europe (+6.0 per cent) we have increased our number of flights to major cities, including new routes to Valencia, London City, Moscow, Innsbruck, Geneva and Palma de Mallorca.

Lufthansa is strengthening its Frankfurt and Munich hubs by means of a fixed allocation of individual aircraft. Decentralised flight and rotation planning and capacity management will transfer a higher level of operational and entrepreneurial responsibility to the hub managements. The aim of this is to focus network management even more strongly on market requirements.

Segment Logistics

Lufthansa Cargo Group

		January–Sept. 2006	January–Sept. 2005	Change in %
Revenue	€m	**2,100**	1,955	7.4
Segment result	€m	**37**	71	– 47.9
Operating result	€m	**13**	45	– 71.1
EBITDA	€m	**137**	188	– 27.1
Employees as at 30 Sept.	number	**4,658**	4,749	– 1.9
Freight/mail	thousand tonnes	**1,300**	1,278	1.7
Available cargo tonne-kilometres	millions	**8,912**	9,024	– 1.2
Revenue cargo tonne-kilometres	millions	**5,966**	5,772	3.4
Cargo load factor	%	**66.9**	64.0	2.9 P.

Lufthansa Cargo can look back on a successful third quarter. Positive cyclical stimuli led to a pleasing operating result trend. Payments in settlement of civil lawsuits pending in the United States in respect of price fixing (cf. p. 1) imposed a burden on the result, however.

In the first nine months of the financial year Lufthansa Cargo carried about 1.3m tonnes of freight and mail (+1.7 per cent). Capacity was reduced by 1.2 per cent, but sales still increased by 3.4 per cent to 6bn tonne-kilometres. Capacity utilisation increased accordingly by a gratifying 2.9 percentage points to 66.9 per cent.

The Europe traffic region reported a slight increase (+0.3 per cent) in freight along with a simultaneous 3.4 per cent reduction in capacity. Sales overall were on a par with the previous year, so the cargo load factor improved by 1.4 percentage points.

In the Americas traffic region the freight capacity offered was down 7.5 per cent after the end of cooperation with US Airways. Cargo tonnage was down by 3.2 per cent, but sales by only 1.0 per cent. The load factor increased accordingly by 4.6 percentage points to 69.6 per cent.

Lufthansa Cargo achieved its highest growth rates in the Asia/Pacific traffic region, where freight carried rose by 9.9 per cent to roughly 341,000 tonnes. A 4.7 per cent increase in available capacity was accompanied by a splendid 7.5 per cent increase in sales. Capacity utilisation improved at a high level by 2.0 percentage points to 71.6 per cent.

In the Middle East/Africa traffic area the tonnage of cargo carried increased by 1.0 per cent. Available capacity was increased by 0.5 per cent and sales were up by 3.2 per cent, with the cargo load factor improving by 1.6 percentage points.

In the first nine months of the financial year revenue grew by EUR 145m to EUR 2.1bn. Traffic revenue was up by EUR 131m, or 7.0 per cent, to EUR 2bn. Other segment revenue was down

EUR 15m to EUR 86m. Higher volumes and higher average yields (+3.3 per cent) due to favourable exchange rate trends, especially in relation to the US dollar (+3.1 per cent), and higher fuel surcharges were mainly responsible for the increase in traffic revenue.

Segment expenses rose to a total of EUR 2.1bn (EUR +164m). The cost of materials and services increased by EUR 108m (+8.2 per cent) to EUR 1.4bn. The cost of fuel was EUR 89m higher on the year at EUR 369m. The cost of chartering was up 0.4 per cent in the reporting period to EUR 674m. The higher cost of marketing Lufthansa belly capacities was offset by the end of marketing expenses for US Airways cargo capacities and the end of a joint venture with Cathay Pacific. Technical expenses rose by EUR 4m to EUR 94m. This figure is not fully comparable with the previous year due to a different billing system for aircraft maintenance – changing from flat rate to accounting effective accrued overhaul events.

Staff costs were up by 2.0 per cent on the year to EUR 249m. Other operating expenses were up by 16.7 per cent to EUR 370m, which included one-off settlement payments in the United States. Depreciation was down 2.0 per cent to EUR 100m. Following completion of the fleet renewal capital expenditure too was down by EUR 25m to EUR 5m.

The segment result fell by EUR 34m (−47.9 per cent) to EUR 37m and the operating result decreased by EUR 32m to EUR 13m.

In spite of ongoing positive cyclical trends there has been significant pressure on average yields in recent months, and it is likely to continue in the months ahead. In this environment Lufthansa Cargo anticipates – despite effects resulting of the anti-trust probes – for the full year a significant positive operating result, however not quite as high as last year's.

Jade Cargo International commenced operative business at the beginning of August 2006 with the maiden flight of a B747-400ERF. It was founded in October 2004 as a joint venture by Shenzhen Airlines (51.0 per cent), Lufthansa Cargo (25.0 per cent) and DEG Deutsche Investitions- und Entwicklungsgesellschaft (24.0 per cent). Its first destinations are Amsterdam-Schiphol and Seoul-Incheon (ICN), served by four and two flights a week respectively from its home hub Shenzhen in South China.

Fraport and Lufthansa Cargo have agreed on a strategic partnership to futher develop Frankfurt as an airfreight location. The shared objective of what is planned as long-term cooperation is to develop Frankfurt airport into the most attractive and most competitive airfreight hub in Europe in response to growing pressure of international competition.

Lufthansa Cargo is enlarging its capacities from the start of the winter timetable on 29 October 2006. Flight frequencies to New York (JFK), Osaka, Seoul, Hongkong, Shanghai and Beijing will be partly increased significantly, and Los Angeles is to be reincluded in the air cargo timetable. The beginning of the 2006 winter timetable will also mark the start of a one-year cooperation arrangement with World Airways, which under contract of Lufthansa Cargo will serve Europe–US routes with two MD-11 cargo aircraft.

Segment Maintenance, Repair and Overhaul (MRO)

Lufthansa Technik Group

		January – Sept. 2006	January – Sept. 2005	Change in %
Revenue	€m	**2,542**	2,302	10.4
Segment result	€m	**203**	189	7.4
Operating result	€m	**186**	172	8.1
EBITDA	€m	**258**	230	12.2
Employees as at 30 Sept.	number	**18,305**	17,900	2.3

The upturn in international demand for maintenance, repair and overhaul services continued in the third quarter of 2006, contributing decisively toward the Lufthansa Technik Group's positive business development. In the first three quarters 49 new customers signed up and 478 new contracts were signed with an anticipated revenue volume of EUR 403m for the full year 2006. The number of customers that Lufthansa Technik is attending to around the world thereby increased to 576 (+10.1 per cent), and the number of aircraft serviced increased to 1,216 (+16.9 per cent).

In the first nine months of the financial year, revenue increased by 10.4 per cent or EUR 240m to EUR 2.5bn. External revenue even achieved above-average growth of 17.3 per cent or EUR 228m to EUR 1.5bn as a result of the positive development of new business. Its share of overall business rose to 60.8 per cent, or 3.6 percentage points higher than the previous year. Revenue from companies within the Lufthansa Group climbed by 1.2 per cent to EUR 997m in the same period. More extensive MRO support for the Germanwings fleet had a positive effect in this sub-segment, whereas business with Lufthansa Passenger Airlines and Lufthansa Cargo was almost unchanged.

In all, the MRO segment earned EUR 2.6bn (+10.7 per cent) in the first nine months.

The cost reduction and efficiency improvement programme "Perspectives Technik" launched in 2005 kept the cumulative increase in costs down to EUR 205m, so the programme's objective of achieving sustainable cost reduction totalling EUR 240m with full effect from 2007 is now within striking distance.

Segment expenses rose by 10.9 per cent, or EUR 241m, on the year to EUR 2.4bn. The highest increase in segment expenses was in the cost of materials and services, which climbed by EUR 207m, or 18.6 per cent, to EUR 1.3bn due to higher order volumes. In spite of higher average employee numbers (+1.1 per cent) and provisions to pensions for retirement obligations, staff costs in the segment were down by EUR 9m or 1.3 per cent to EUR 695m as a result of much lower provisions for partial retirements. Due to an increased capital expenditure depreciation increased by EUR 5m to EUR 56m, while other operating expenses rose by EUR 38m or 11.3 per cent to EUR 374m due to greater deployment of external personnel and to follow-on costs for finished products.

In the first nine months segment capital expenditure totalled EUR 81m amounting to a EUR 6m or 8.0 per cent year-on-year increase. It was spent for the purchase of new machines, technical equipment and licenses, extra spare engines, construction of the A380 maintenance hangar in Frankfurt and additions to the Ameco Beijing joint venture in China.

The segment result improved significantly as a result of the excellent order position, totalling EUR 203m. This amounts to EUR 14m or 7.4 per cent increase on the year. The operating result also improved by EUR 14m to EUR 186m (+8.1 per cent).

In its outlook for the full year 2006 Lufthansa Technik does not expect to repeat last year's strong fourth quarter performance. The threat of a strike at the Irish subsidiary, continued heavy pressure on prices and longer aircraft turnaround times burden the result trend. Lufthansa Technik is therefore unlikely to equal its previous year's very good result.

In growth markets Lufthansa Technik continues to gain ground. It has, for example, signed a maintenance contract for six B747-400 cargo aircraft with the Chinese airfreight company Jade Cargo International. The sales volume is more than USD 100m over the next twelve years. An exclusive agreement has been signed with India's first low-cost airline, Air Deccan, for technical maintenance of 60 planes in the airline's new A320 fleet. Contract volume over the next ten years will exceed USD 150m.

Segment Catering

LSG Sky Chefs Group*

		January – Sept. 2006	January – Sept. 2005	Change in %
Revenue	€m	**1,713**	1,636	4.7
Segment result	€m	**53**	– 202	–
Operating result	€m	**46**	4	–
EBITDA	€m	**115**	– 3	–
Employees as at 30 Sept.	number	**28,339**	28,989	– 2.2

* Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.

In July 2006 the European Commission approved the LSG Sky Chefs France joint venture with Gate Gourmet in Paris. With effect from 31 July 2006 LSG Sky Chefs France was deconsolidated and the new joint venture will from that date be shown in the consolidated financial statement as an at equity shareholding.

LSG Sky Chefs Group is benefiting in the current financial year from the ongoing upturn in air traffic. Regionally, catering market trends have varied greatly. In Asia the market continues to expand, and while the trend in Europe is solid, US markets are on the decline. Heavy pressure on margins and the market entry of new competitors typify the competitive environment. LSG Sky Chefs is counteracting these challenges by improving its range of products and services and by further optimising its competitiveness by cutting costs and boosting productivity.

Revenues were increased by 4.7 per cent in the first nine months of the financial year to EUR 1.7bn. Revenue from companies within the Lufthansa Group were down slightly by 1.6 per cent to EUR 379m, whereas third-party revenue surged ahead by 6.6 per cent to EUR 1.3bn.

Revenue growth in Europe was due mainly to higher volumes and new customers, with strong growth in the UK, Italy, Germany and Scandinavia. The revenues also increased in volume in the Asia/Pacific and Latin America regions. In North America, however, falling volumes, loss of customers and further service level reductions at US airlines led to a decline in revenues. In all, the Catering segment achieved EUR 1.8bn in segment revenues in the first nine months (+3.0 per cent).

Segment expenses totalled EUR 1.7bn, equivalent to a EUR 200m or 10.3 per cent decline. The cost of materials and services increased by 5.7 per cent to EUR 742m due mainly to higher volume growth.

In spite of a EUR 20m one-off compensation payment to US employees in March, staff costs fell by 2.0 per cent in all to EUR 697m. Staff cost adjustments in Germany at the end of 2005 and in the United States in March 2006 had already a positive effect on staff costs. Employee numbers fell by 2.2 per cent to 28,339.

Depreciations were down significantly to EUR 45m from EUR 242m the previous year, when unscheduled goodwill amortisation in the United States totalled EUR 200m. Other operating expenses at EUR 270m were down on the year with a decline in currency losses and reductions in rental and maintenance expenses and consulting costs. Segment capital expenditure activity fell by 13.6 per cent to EUR 51m. In 2005 there had been investment in a new facility in the UK.

Against the background of restructuring measures accomplished in recent years the operating result improved greatly on the year from EUR 4m to EUR 46m. LSG Sky Chefs reports for the first time a positive segment result of EUR 53m once again (previous year: EUR – 202m).

The full year's outlook for 2006 continues to be positive. On the basis of the optimised cost structure and against the background of an expected further increase in demand LSG Sky Chefs expects to achieve a significant better operating result than last year.

In the first nine months LSG Sky Chefs has gained a large number of new customers and renewed important existing contracts. In Europe mention must above be made in this connection of contracts renewed with United Airlines in Germany, Air Madrid in Spain and TUI Fly Nordic (previously Britannia) in Scandinavia. What is more, LSG Sky Chefs has clinched a large in-flight management contract with one of the world's largest charter airlines, Thomsonfly.

Segment Leisure Travel

Thomas Cook AG

		1.11.2005 –30.7.2006	1.11.2004 –30.7.2005	Change in %
Group revenue	€m	**5,010**	4,910	2.1
Result from operations (EBITA)	€m	**– 34**	– 37	8.7
Average number of employees	number	**19,453**	22,423	– 13.2

The Thomas Cook Group was able to improve its economic position in the first nine months of the financial year even though high oil prices were burdensome. In addition, bird flu and terrorist attacks prevented an even better development. The 2006 soccer World Cup in Germany also reduced readiness to travel. In this segment, however, Thomas Cook has improved its market shares in key markets.

Thomas Cook did not develop uniformly in the different markets, but as a rule it fared better than the market overall. German business was most pleasing, with booking numbers, including seat-only-business, up 7.9 per cent on the year (overall market performance: +3.1 per cent) after three quarters. In the UK, bookings were down 4.6 per cent, but there too the figure was better than the overall market's – 5.4 per cent.

The number of holiday bookings (excluding seat-only sales) was almost unchanged on the year at 7.3m (– 0.3 per cent), with a slight decline (– 0.7 per cent) in the UK and bookings on a par with the previous year (– 0.1 per cent) in continental Europe, including Germany. Bookings were especially pleasing in Germany with +2.6 per cent more guests. Across the group, the average travel duration was on a par with the previous year at 8.9 days.

Condor (Airlines Germany segment) maintained its previous quarter's positive trend. Passenger numbers rose by 9.4 per cent on the year to 5.3m with a high passenger load factor of 85.2 per cent. This increase was the result of both better business with tour operators (+ 12.2 per cent) and excellent seat-only bookings (+ 21.3 per cent).

In the first nine months Thomas Cook revenue enhanced by 2.1 per cent to EUR 5bn. Adjusted for consolidation effects, revenue growth was 4.2 per cent. Due to negative exchange rate effects and a decline in tour bookings, revenue were down slightly in the UK (– 0.6 per cent), but developed gratifyingly in Germany (+ 2.5 per cent, adjusted: + 7.3 per cent) and at Condor (+ 14.3 per cent).

The expenses on leisure travel and services rose by 4.5 per cent to EUR 3.9bn. The main reason was higher fuel costs (+46.5 per cent). Fuel costs incurred by group airlines elevated by almost EUR 116m. Other airlines, operating outside the group, also billed tour operators higher fuel surcharges (EUR +32.9m). Other charges rose by EUR 11m, whereas other expenses on leisure travel and services increased at a below-average rate. Gross yield was down accordingly by 5.8 per cent to EUR 1.1bn, and gross yield margin was also down 1.8 percentage points to 21.8 per cent.

Other operating income increased by EUR 25m (+ 19.2 per cent) to EUR 155m due to disinvestment in the course of the year, especially of TC India, TC Egypt, Porto Bay and Aldiana. The previous year's figures included EUR 9.3m in proceeds from the sale of two Condor aircraft and spare parts.

Other operating expenses fell by 4.3 per cent to EUR 1.3bn, with positive contributions from the improved foreign currency result (EUR 9.3m) and lower rental and building maintenance costs (EUR – 10.6m). Staff costs were almost on a par with the previous year at EUR 629m (EUR +0.7m) despite the higher cost of provision for pension obligations (EUR + 10m). Adjusted for consolidation effects, the annual average employee numbers were down on the first nine months of financial year 2004/05 to 19,453 (– 13.2 per cent). This decline was due mainly to deconsolidation and to reorganisations in the German and UK sales markets. Implementation of personnel controlling throughout the group has led to a new headcount method, but the previous year's figures were adjusted accordingly.

Capital expenditure over the past nine months totalled EUR 35.9m (previous year: EUR 29m). The focus was on financial investments and prepayments for the GLOBE project to develop a new IT production platform and on charging C4 aircraft checks to capital. Net financial assets were up by EUR 393m on the year to EUR 499m.

Thomas Cook's seasonally negative earnings before taxes (EBT) between 1 November 2005 and 31 July 2006 were EUR –55.9m, or EUR 15.3m (21.5 per cent) higher than the previous year. The at-equity segment result for the Lufthansa Group was EUR –26m (previous year: EUR –27m).

Thomas Cook has successfully completed its reconstruction stage and is now realigning the group to changing market developments. The group is pursuing a highly flexible business model with the least capital tie-up possible. Stringent cost control will continue to be necessary throughout the group in view of the subdued overall market development.

On the basis of the relatively good bookings position the outlook for the last three months of the financial year is positive. In all the important markets except the Netherlands Thomas Cook is in a much better position than the market, or at least on a par with the market in general. Despite the difficult market environment Thomas Cook anticipates for the full year a further improvement in profits and strong EBT growth. The group expects to achieve its financial targets and exceed the previous year's result.

Segment IT Services

Lufthansa Systems Group

		January – Sept. 2006	January – Sept. 2005	Change in %
Revenue	€m	**477**	457	4.4
Segment result	€m	**29**	37	– 21.6
Operating result	€m	**30**	37	– 18.9
EBITDA	€m	**54**	60	– 10.0
Employees as at 30 Sept.	number	**3,309**	3,263	1.4

The cyclical upturn in the airline industry has had a positive effect on the Lufthansa Systems Group's business development. Intensified activities bore fruit, especially in the external market, where sales in the first nine months of the financial year grew by EUR 20m or 4.4 per cent to EUR 477m. External revenues were up 9.2 per cent to EUR 202m. Revenues from companies within the Lufthansa Group, in contrast, rose by just 1.1 per cent to EUR 275m. Other segment income increased by EUR 7m to EUR 19m. Segment revenue overall totalled EUR 496m (EUR +27m).

Overall segment expenses rose from EUR 432m to EUR 467m. The cost of materials and services increased by 13.0 per cent to EUR 26m, due in particular to a larger number of outsourcing projects in infrastructure services. Staff costs at EUR 179m were also up on the year (+4.7 per cent) due to a 2.5 per cent increase in average employee numbers to 3,314, higher expenses for retirement benefits and wage increase pegged to inflation. Depreciations at EUR 24m were almost on a par with the previous year. Other operating expenses rose by 10.7 per cent auf EUR 238m due in particular to preproduction costs in connection with the technology changeover at Lufthansa Systems, to the development of new technologies (FACE) and to intensified outsourcing activity. Capital expenditure at EUR 35m were 14.6 per cent down on the year, the reason being a slowdown in IT infrastructure market momentum.

The segment result was EUR 29m (previous year: EUR 37m). The operating result at EUR 30m was EUR 7m down on the year. High preproduction costs incurred in developing new technologies and increased market pressure on prices prevented a better development. The operating result for the full year is therefore likely to be down on the previous year.

Service and Financial Companies

Service and Financial Companies*

		January – Sept. 2006	January – Sept. 2005	Change in %
Other segment income	€m	**375**	573	– 34.6
Segment result	€m	**111**	366	– 69.7
Capital expenditure	€m	**94**	175	– 46.3
Employees as at 30 Sept.	number	**1,197**	1,103	8.5

* Due to changes in the Group of consolidated companies, the comparability of prior year figures is limited.

The group of consolidated companies in the Service and Financial Companies segment consists of Lufthansa Commercial Holding GmbH, Lufthansa AirPlus Servicekarten GmbH, Lufthansa Flight Training (LFT) and a number of financial companies. Revenues from training services (LFT) and credit card commission (AirPlus) are, along with revenues from equity interests and asset disposals, shown as other segment income. Corresponding expenses are booked as other segment expenditure.

Segment income in the first nine months totalled EUR 375m (previous year: EUR 573m). The segment result was EUR 111m (previous year: EUR 366m). The previous year's figures included one-off proceeds from the sale of equities in Loyalty Partners GmbH (EUR 107m) and Amadeus Global Travel Distribution (EUR 180m).

AirPlus's contribution toward the result was at EUR 11.2m above the previous year's figure (+10.9 per cent). The positive trend in business travel led to an increase in billing volume. The first customers have already signed up for the new product "Corporate Cards" that enables firms to issue company credit cards of their own.

Lufthansa Flight Training was able to improve its result by EUR 5.5m on the year to EUR 11.6m, due mainly to higher sales growth for simulator hours.

For the full financial year 2006 profits from asset disposals similar to 2005 are not anticipated, so the segment result will be well below the previous year's total.

Consolidated income statement January – September 2006

	January – Sept. 2006 €m	January – Sept. 2005 €m	July – Sept. 2006 €m	July – Sept. 2005 €m
Traffic revenue	11,599	10,248	4,162	3,717
Other revenue	3,381	3,017	1,170	1,097
Revenue	**14,980**	**13,265**	**5,332**	**4,814**
Changes in inventories and work performed by the enterprise and capitalised	79	79	24	27
Other operating income	887	1,065	350	510
Cost of materials and services	– 7,754	– 6,549	– 2,749	– 2,411
Staff costs	– 3,718	– 3,546	– 1,211	– 1,219
Depreciation, amortisation and impairment	– 774	– 1,026	– 257	– 484
Other operating expense	– 2,907	– 2,707	– 1,034	– 916
Profit/loss from operating activities	**793**	**581**	**455**	**321**
Result from investments accounted for using the equity method	123	329	125	394
Other income from subsidiaries, joint ventures and associates	69	45	22	19
Net interest	– 185	– 198	– 90	– 52
Other financial items	– 32	– 13	3	– 13
Financial result	**– 25**	**163**	**60**	**348**
Profit/loss before income taxes	**768**	**744**	**515**	**669**
Income taxes	– 292	– 163	– 152	– 89
Profit/loss after income taxes	**476**	**581**	**363**	**580**
Result attributable to minority shareholders	62	165	34	164
Result attributable to shareholders of Deutsche Lufthansa AG	**414**	**416**	**329**	**416**
Basic earnings/loss per share in €*	0.90	0.91	0.71	0.91
Diluted earnings/loss per share in €*	0.90	0.86	0.71	0.86

* The basic earnings/loss per share are determined by dividing the net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period under review, based on the increased number of shares following the capital increase. The comparative figures have been adjusted accordingly. The diluted earnings/loss per share are determined by attributing the ordinary shares which might maximally be issued upon exercise of the convertible bond of Deutsche Lufthansa AG issued on 4 January 2002. Group net profit/loss for the period is increased by the amounts spent on the convertible bonds.

Consolidated balance sheet as at 30 September 2006

Assets	30 September 2006 €m	31 December 2005 €m	30 September 2005 €m
Intangible assets with an indefinite useful life	590	591	492
Other intangible assets	157	162	141
Aircraft and spare engines	7,201	7,262	7,096
Repairable aircraft spare parts	527	503	444
Real property held as financial investments	20	17	18
Other tangible assets	1,447	1,448	1,415
Investments accounted for using the equity method	1,036	949	1,043
Other financial items	1,535	993	632
Receivables and other assets	120	118	118
Derivative financial instruments	50	87	98
Deferred income tax assets	162	188	204
Non-current assets	**12,845**	**12,318**	**11,701**
Inventories	473	439	403
Trade receivables on other assets	3,362	2,639	3,147
Derivative financial instruments	126	178	270
Actual income tax assets	4	27	20
Securities	2,091	2,425	1,188
Cash and cash equivalents	582	1,173	2,980
Assets available for sale	34	73	16
Current assets	**6,672**	**6,954**	**8,024**
Total assets	**19,517**	**19,272**	**19,725**

Shareholders' equity and liabilities	30 September 2006 €m	31 December 2005 €m	30 September 2005 €m
Issued Capital	1,172	1,172	1,172
Capital reserve	1,366	1,366	1,366
Fair value reserves	61	74	94
Retained earnings	1,390	1,267	1,278
Net profit/loss for the period	414	453	416
Equity share of the shareholders of the Deutsche Lufthansa AG	**4,403**	**4,332**	**4,326**
Minority interests	249	190	205
Shareholders' equity	**4,652**	**4,522**	**4,531**
Retirement benefit obligations	3,979	4,022	4,093
Other provisions and accruals	361	413	402
Borrowings	2,831	2,363	2,267
Other liabilities	71	96	80
Payments received on account and deferred income	11	104	130
Derivative financial instruments	210	190	168
Deferred income tax liabilities	763	614	571
Non-current provisions and liabilities	**8,226**	**7,802**	**7,711**
Other provisions and accruals	1,471	1,166	1,715*
Borrowings	186	1,200	1,239
Trade payables and other liabilities	3,258	3,407	2,990*
Liabilities from unused flight documents	1,231	818	1,007
Payments received on account and deferred income	126	87	202
Derivative financial instruments	253	247	297
Actual income tax liabilities	114	23	33
Current provisions and liabilities	**6,639**	**6,948**	**7,483**
Total shareholders' equity and liabilities	**19,517**	**19,272**	**19,725**

* Figures 2005 adjusted: accruals are now disclosed under trade payables and liabilities.

Consolidated statement of changes in shareholders' equity

	Issued capital €m	Capital reserve €m	Fair value reserves hedging instruments €m	Fair value reserves other financial assets €m	Currency translation differences €m	Retained earnings €m	Net profit/ loss for the period €m	Equity share of sharehold-ers of Lufthansa AG €m	Minority interests €m	**Total** €m
Balance on 31 December 2004	**1,172**	**1,366**	**– 150**	**200**	**– 107**	**1,089**	**404**	**3,974**	**40**	**4,014**
Transfers	–	–	–	–	–	267	– 267	–	–	–
Dividends	–	–	–	–	–	–	– 137	– 137	–	– 137
Group/minority results	–	–	–	–	–	–	416	416	165	581
Currency translation differences	–	–	–	–	2	–	–	2	2	4
Changes in fair value of financial investments and cash flow hedges	–	–	371	– 6	–	–	–	365	–	365
Transfers to acquisition cost	–	–	27	–	–	–	–	27	–	27
Transfers to the income statement	–	–	– 166	– 182	–	–	–	– 348	–	– 348
Other neutral changes	–	–	–	0*	–	27	–	27	– 2	25
Balance on 30 September 2005	**1,172**	**1,366**	**82**	**12**	**– 105**	**1,383**	**416**	**4,326**	**205**	**4,531**
Balance on 31 December 2005	**1,172**	**1,366**	**0***	**74**	**– 90**	**1,357**	**453**	**4,332**	**190**	**4,522**
Transfers	–	–	–	–	–	224	– 224	–	–	–
Dividends	–	–	–	–	–	–	– 229	– 229	–	– 229
Group/minority results	–	–	–	–	–	–	414	414	62	476
Currency translation differences	–	–	–	–	13	–	–	13	– 4	9
Changes in fair value of financial investments and cash flow hedges	–	–	18	72	–	–	–	90	–	90
Transfers to acquisition cost	–	–	– 20	0*	–	–	–	– 20	–	– 20
Transfers to the income statement	–	–	– 82	– 1	–	–	–	– 83	–	– 83
Other neutral changes	–	–	–	–	–	– 114	–	– 114	1	– 113
Balance on 30 September 2006	**1,172**	**1,366**	**– 84**	**145**	**– 77**	**1,467**	**414**	**4,403**	**249**	**4,652**

* Rounded below € 1m.

Currency translation differences are disclosed under retained earnings in the balance sheet.
The other neutral changes in the 2006 retained earnings result with – € 102m from the repayment of the Lufthansa Convertible Bond in January 2006.
Additional major shifts in neutral changes result from valuation at equity.

Consolidated cash flow statement

	January – Sept. 2006 €m	January – Sept. 2005 €m
Cash and cash equivalents on 1 January	**1,173**	**2,836**
Profit/loss before income taxes	768	744
Depreciation of fixed assets (net of reversals)	783	1,026
Depreciation of repairable aircraft spare parts	91	43
Result from fixed asset disposal	– 28	– 294
Result from investments accounted for using the equity method	– 192	– 329
Net interest	185	198
Income taxes paid	– 84	– 50
Change in working capital **	– 142	– 46
Cash flows from operating activities	**1,381**	**1,292**
Purchases of tangible assets and intangible assets	– 790	– 707
Purchase of financial assets	– 385	– 139
Disposals/additions to repairable aircraft spare parts	– 115	– 27
Proceeds from sale of non-consolidated equity investments	–	347
Proceeds from sale of consolidated equity investments ***	– 2	–
Acquisition of non-consolidated equity investments	– 138	– 201
Acquisition of consolidated equity investments	–	–
Proceeds from disposals of intangible assets, tangible assets and other financial assets	153	96
Interest received	189	164
Dividends received	85	59
Net cash used in investing activities	**– 1,003**	**– 408**
Securities/fixed-term deposits (incl. LH Pension Trust)	33	– 520
Net cash used in investing activities and cash investements	**– 970**	**– 928**
Redemption of conversion options from the Convertible Bond 2004	– 102	–
Long-term borrowings	687	287
Repayments of long-term borrowings	– 1,166	– 208
Other borrowings	17	36
Dividends paid	– 229	– 137
Interest paid	– 206	– 198
Net cash used in financing activities	**– 999**	**– 220**
Net decrease/increase in cash and cash equivalents	**– 588**	**144**
Effects of exchange rate changes	– 3	0*
Cash and cash equivalents on 30 September	**582**	**2,980**
Securities	2,091	1,188
Total liquid funds	**2,673**	**4,168**

* Rounded below € 1m.
** The working capital consists of inventories, receivables, payables and provisions and accruals.
*** Disposed cash

Further Notes to the Interim Financial Statements

Effects of the changes in the group of consolidated companies

The consolidated financial statements include, in addition to Deutsche Lufthansa AG as the parent company, all major German and foreign associated companies. EW Verkehrsflugzeuge III GmbH & Co. KG was merged in January 2006 with LeaseAir GmbH & Co. Verkehrsflugzeuge V KG and has been deconsolidated. Companies first consolidated in the second quarter of 2006 were LSG Sky Chefs Objekt- und Verwaltungsgesellschaft mbH and Lufthansa Malta Finance Ltd.

In the third quarter of 2006 LSG Sky Chefs France S.A. was sold, LSG Sky Chefs Canada was liquidated and seven North American companies active in the Catering segment were merged with other consolidated companies.

Since 30 September 2005 the consolidation entity has been joined by the Eurowings Group companies, in which a majority shareholding was acquired at the end of 2005, by a new bond fund set up in the fourth quarter and by Quinto Grundstücksverwaltung GmbH & Co. KG, which was first consolidated in the fourth quarter of 2005. In the first three quarters of 2005 the group of consolidated companies also still included part of LSG Hygiene Institute GmbH, which was sold on 1 April 2005, Caterair Portugal Assistencia A Bordo Lda., Cocina del Aire de Provincia S.A. de C.V., Mariott Export Services C.A. and Mariott International Trade Services C.A., which were deconsolidated at the end of the second quarter of 2005, as well as Giulietta Aircraft Leasing Limited, which was deconsolidated in the fourth quarter formed part of the consolidation entity. LSG South America GmbH, Siam Flight Services Ltd., LSG Sky Chefs Ltd. (Thailand) and AirTrust AG were only consolidated from the third quarter of 2005. The following tables show the major effects of changes in the group of consolidated companies compared with the third quarter of 2005.

Income statement

	Group January – Sept. 2006 €m	of which from changes in the group of consolidated companies compared with the interim reporting in September 2005 €m
Revenue	14,980	385
Operating income	15,946	403
Operating expenses	– 15,153	– 376
Profit/loss from operating activities	793	27
Financial result	– 25	– 10
Income taxes	– 292	– 14
Profit/loss after income taxes	476	3

Contingencies and events occurring after the balance sheet date

Since a corresponding outflow of resources is unlikely various provisions with a potential total effect of EUR 394m could not be set up for subsequent years. They amounted to EUR 356m on the balance sheet reporting date for 2005.

In the first half of 2005 EUR 3m use was made of a EUR 13m contingent asset listed in the consolidated financial statements for 2005 in connection with the sale of an equity interest. It is anticipated that another EUR 9m will be received in the coming years.

Contingent liabilities

	30.9.2006 €m	31.12.2005 €m
From guarantees, bills and cheque charges	778	812
From warranty agreements	990	1,386
From collateralisation of third-party liabilities	3	3

Payments of EUR 55m were received in the first nine months of 2006 for nine CRJ 200s, two ATR 72s and an Airbus A 310, sold by a signed aircraft purchase contract as of year end 2005 generating EUR 14m in book gains. Along with the sale of nine more Canadair Regional Jets contracted at the end of 2005 the sale of a further aircraft of this type was agreed during the year. In the course of 2006 these sales contracts will generate EUR 43m in cash and EUR 9m in book gains.

The EUR 127.5m contingent claim against a D&O policy mentioned in the consolidated financial statements for 2005 and arising from a damage event in Scandinavia is still outstanding.

At the end of September 2006, procurement obligations for investments in tangible and intangible fixed assets totalled EUR 2.9bn. As of 31 December 2005, these obligations totalled EUR 3.5bn.

Assets held for sale

	January – Sept. 2006 €m	Financial Statements 2005 €m	January – Sept. 2005 €m
Assets			
Aircraft and spare engines	34	70	13
Financial assets	–	–	–
Other assets	–	3	3
Equity/liabilities from assets held for sale			
Equity	–	–	–
Liabilities	–	–	–

Issued capital

The Annual General Meeting held on 16 June 2004 authorised the Executive Board until 15 June 2009 to increase the issued capital by EUR 25m with the approval of the Supervisory Board by issuing new registered shares to employees against a contribution in cash. Shareholders' subscription rights are excluded.

In line with the decision of the Annual General Meeting held on 17 May 2006 the distributable profit amounting to EUR 229m shown in the parent company's full-year financial statements was duly paid out to the shareholders. The dividend for the 2005 financial year amounted to EUR 0.50 per share.

Segment reporting Lufthansa Group

Business segment information January – September 2006

	Passenger Transportation*	Logistics	MRO	Catering*	Leisure Travel	IT Services	Service and Financial Companies*	Segment total
	€m	€m	€m	€m	€m	€m	€m	€m
External revenue	9,808	2,091	1,545	1,334	–	202	–	14,980
– of which traffic revenue	9,608	1,991	–	–	–	–	–	11,599
Inter-segment revenue	400	9	997	379	–	275	–	2,060
Total revenue	10,208	2,100	2,542	1,713	–	477	–	17,040
Other segment income	711	86	103	94	– 26	19	375	1,362
– of which from investments accounted for using the equity method	118	13	9	9	– 26	–	0**	123
Cost of materials	6,007	1,430	1,317	742	–	26	25	9,547
Staff costs	1,846	249	695	697	–	179	54	3,720
Amortisation and depreciation	538	100	56	45	–	24	15	778
– of which impairments	–	–	–	–	–	–	–	–
Other operating expenses	1,901	370	374	270	–	238	170	3,323
Segment results	**627**	**37**	**203**	**53**	**– 26**	**29**	**111**	**1,034**
– of which from investments accounted for using the equity method	118	13	9	9	– 26	–	0**	123
Segment assets	8,869	1,270	2,344	1,105	280	269	2,918	17,055
– of which from investments accounted for using the equity method	547	30	110	65	280	–	4	1,036
Segment liabilities	7,279	660	1,502	674	–	221	896	11,232
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	594	5	81	51	–	35	94	860
– of which from investments accounted for using the equity method	3	–	13	–	–	–	–	16
Other significant non-cash items	188	19	41	21	–	8	3	280
Employees at the balance sheet date	38,115	4,658	18,305	28,339	–	3,309	1,197	93,923
Average number of employees	37,838	4,678	17,976	28,223	–	3,314	1,152	93,181

* Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
** Rounded below € 1m.

Business segment information January – September 2005

	Passenger Transportation*	Logistics	MRO	Catering*	Leisure Travel	IT Services	Service and Financial Companies	Segment total
	€m	€m	€m	€m	€m	€m	€m	€m
External revenue	8,568	1,944	1,317	1,251	–	185	–	13,265
– of which traffic revenue	8,388	1,860	–	–	–	–	–	10,248
Inter-segment revenue	367	11	985	385	–	272	–	2,020
Total revenue	8,935	1,955	2,302	1,636	–	457	–	15,285
Other segment income	890	101	88	118	– 27	12	573	1,755
– of which from investments accounted for using the equity method	326	11	12	7	– 27	–	0**	329
Cost of materials	5,111	1,322	1,110	702	–	23	19	8,287
Staff costs	1,668	244	704	711	–	171	52	3,550
Amortisation and depreciation	586	102	51	242	–	23	18	1,022
– of which impairments	–	–	–	200	–	–	–	200
Other operating expenses	1,841	317	336	301	–	215	118	3,128
Segment results	**619**	**71**	**189**	**– 202**	**– 27**	**37**	**366**	**1,053**
– of which from investments accounted for using the equity method	326	11	12	7	– 27	–	0**	329
Segment assets	8,751	1,287	2,226	1,144	266	237	3,233	17,144
– of which from investments accounted for using the equity method	600	8	95	71	266	–	3	1,043
Segment liabilities	6,943	740	1,649	778	–	229	2,078	12,417
– of which from investments accounted for using the equity method	–	–	–	–	–	–	–	–
Capital expenditure	564	30	75	59	–	41	175	944
– of which from investments accounted for using the equity method	92	–	0**	–	–	–	–	92
Other significant non-cash items	162	18	71	32	–	8	1	292
Employees at the balance sheet date	35,429	4,749	17,900	28,989	–	3,263	1,103	91,433
Average number of employees	35,173	4,788	17,772	28,862	–	3,234	1,102	90,931

* Due to changes in the group of consolidated companies, the comparability of prior year figures is limited.
** Rounded below € 1m.

Reconciliation of segment information with consolidated figures

	Segment total		Reconciliation		Group	
	January – Sept. 2006 €m	January – Sept. 2005 €m	**January – Sept. 2006 €m**	January – Sept. 2005 €m	**January – Sept. 2006 €m**	January – Sept. 2005 €m
External revenue	14,980	13,265	–	–	14,980	13,265
– of which traffic revenue	11,599	10,248	–	–	11,599	10,248
Inter-segment revenue	2,060	2,020	– 2,060	– 2,020	–	–
Total revenue	17,040	15,285	– 2,060	– 2,020	14,980	13,265
Other revenue	1,362	1,755	– 396	– 611	966	1,144
– of which from investments accounted for using the equity method	123	329	– 123	– 329	–	–
Cost of materials	9,547	8,287	– 1,793	– 1,738	7,754	6,549
Staff costs	3,720	3,550	– 2	– 4	3,718	3,546
Amortisation and depreciation	778	1,022	– 4	4	774	1,026
– of which impairments	–	200	–	–	–	200
Other operating expenses	3,323	3,128	– 416	– 421	2,907	2,707
Results	**1,034**	**1,053**	**– 241**	**– 472**	**793**	**581**
– of which from investments accounted for using the equity method	123	329	– 123	– 329	–	–
Assets	17,055	17,144	2,462	2,581	19,517	19,725
– of which from investments accounted for using the equity method	1,036	1,043	–	–	1,036	1,043
Liabilities	11,232	12,417	3,633	2,777	14,865	15,194
– of which from investments accounted for using the equity method	–	–	–	–	–	–

Geographical segment information January – September 2006

	Europe €m	North America €m	Central and South America €m	Asia/Pacific €m	Middle East €m	Africa €m	Other €m	**Segment Total €m**
Traffic revenue*	7,416	1,776	262	1,708	177	260	–	11,599
Other operating revenue	1,654	761	116	582	185	83	0**	3,381
Total revenue	9,070	2,537	378	2,290	362	343	0**	14,980

* Traffic revenue ist allocated by original place of sale.
** Rounded below € 1m.

Geographical segment information January – September 2005

	Europe €m	North America €m	Central and South America €m	Asia/Pacific €m	Middle East €m	Africa €m	Other €m	**Segment Total €m**
Traffic revenue*	6,915	1,309	218	1,440	156	210	–	10,248
Other operating revenue	1,527	682	65	484	184	75	0**	3,017
Total revenue	8,442	1,991	283	1,924	340	285	0**	13,265

* Traffic revenue ist allocated by original place of sale.
** Rounded below € 1m.

Contact

Deutsche Lufthansa AG
Investor Relations

Frank Hülsmann
Lufthansa Aviation Center, Airportring,
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69-696-2 80 01
Fax: +49 (0) 69-696-9 09 90
Email: investor.relations@dlh.de

Erika Laumer
Ralph Link
Axel Pfeilsticker
Lufthansa Aviation Center, Airportring,
60546 Frankfurt/Main, Germany
Phone: +49 (0) 69-696-2 80 02, -64 70 or -9 09 97
Fax: +49 (0) 69-696-9 09 90
Email: investor.relations@dlh.de

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Email: cgnirsek@dlh.de

Latest financial information on the internet:
http://www.lufthansa-financials.com

Publisher
Deutsche Lufthansa AG
Von-Gablenz-Straße 2-6
50679 Cologne, Germany

Entered in the Commercial Register of
Cologne District Court under
HRB 2168

Editing
Frank Hülsmann, Susanne Brandt
Deutsche Lufthansa AG, Investor Relations

Concept and Design
Kirchhoff Consult AG, Hamburg, Germany

Printed by
Broermann Offset Druck, Cologne, Germany

Financial data 2007

	2007
8 March	Press Conference and Analysts' Conference on 2006 result
18 April	Annual General Meeting Berlin
26 April	Release of Interim Report January – March 2007
26 July	Release of Interim Report January – June 2007
25 Oct.	Press Conference and Analysts' Conference on interim result January – September 2007

The 3rd Interim Report 2006 is a translation of the original German Lufthansa 3. Zwischenbericht Januar–September 2006.
Please note that only the German version is legally binding.

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www.lufthansa-financials.com

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